Exhibit 1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.,

CBPO HOLDINGS LIMITED

and

CBPO GROUP LIMITED

Dated as of November 19, 2020

TABLE OF CONTENTS

i

ii

Exhibits:
Exhibit A	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 19, 2020 (this “Agreement”), is entered into by and among China Biologic Products Holdings, Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), CBPO Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the “Cayman Companies Law”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the Cayman Companies Law) and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee of the Board of Directors consisting of independent directors (the “Special Committee”), has (a) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares) and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) resolved to recommend the approval and authorization of this Agreement, the Merger and the other transactions contemplated hereby by the shareholders of the Company at the Shareholders Meeting;

WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Beachhead Holdings Limited, Double Double Holdings Limited, Point Forward Holdings Limited, Joseph Chow, Guangli Pang, Ming Yang, Gang Yang, Ming Yin, Bingbing Sun, Biomedical Treasure Limited, Biomedical Future Limited, Biomedical Development Limited, 2019B Cayman Limited, Parfield International Ltd., HH SUM-XXII Holdings Limited, HH China Bio Holdings LLC and V-Sciences Investments Pte Ltd (each, a “Rollover Securityholder,” and collectively, the “Rollover Securityholders”), Parent and certain other parties named therein have entered into a voting and support agreement, dated as of the date hereof (the “Support Agreement”) pursuant to which each such Rollover Securityholder has agreed, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its Rollover Securities, together with any other Ordinary Shares (whether or not subject to a Company Restricted Share Award) acquired (whether beneficially or of record) by such Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by this Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to the Effective Time the Company Securities beneficially owned by the Rollover Securityholders (the “Rollover Securities”);

WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Centurium Capital Partners 2018, L.P., Centurium Capital 2018 Co-invest, L.P., CCM CB I, L.P., Biomedical Treasure Limited, Biomedical Future Limited, Biomedical Development Limited, CITIC Capital China Partners IV, L.P., CC China (2019B) L.P., Hillhouse Capital Investments Fund IV, L.P., V-Sciences Investments Pte Ltd and Marc Chan (each, a “Guarantor” and collectively, the “Guarantors”) has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (each, a “Limited Guarantee” and collectively, the “Limited Guarantees”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I
THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the surviving company (as defined in the Cayman Companies Law) of the Merger (the “Surviving Company”).

Section 1.2            Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at (a) the offices of Kirkland and Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, at 10:00 a.m., Hong Kong time, on the 15th Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 1.3            Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of registration of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 1.4            Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the Cayman Companies Law.

Section 1.5            Company Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “CBPO Group Limited” shall be amended to “China Biologic Products Holdings, Inc.”; (b) all references to the share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b).

Section 1.6            Directors and Officers.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b)           The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

Article II
EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.1            Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)           Merger Consideration. Each Ordinary Share (as defined below) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Ordinary Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished and shall cease to exist, and each former holder of Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II;

(b)           Cancellation and Conversion of Certain Shares. Each Ordinary Share owned by the Company as treasury share, or by any direct or indirect subsidiary of the Company immediately before the Effective Time (collectively, the “Cancelled Shares”), shall be cancelled and extinguished automatically and shall cease to exist, and no consideration shall be paid for the Cancelled Shares. Each Ordinary Share held by Parent or any direct or indirect subsidiary of Parent immediately prior to or at the Effective Time, including, for the avoidance of doubt, the Rollover Securities that are Ordinary Shares and contributed by the Rollover Securityholders to Parent immediately prior to or at the Effective Time pursuant to the terms and conditions of the Support Agreement (collectively, the “Rollover Shares”), at Parent’s discretion, with notice by Parent to the Company no later than the Effective Time, (i) shall be cancelled and extinguished and shall cease to exist and no consideration shall be delivered in exchange therefor or (ii) shall be converted into the same number of shares of the Surviving Company;

(c)           Dissenting Shares. Each Ordinary Share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Ordinary Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.1(c)), and each such Dissenting Shareholder shall instead be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law; provided that if any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the Cayman Companies Law, then in each case, as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Ordinary Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration without interest, pursuant to this Section 2.1(c) and such Ordinary Shares shall not be deemed to be Dissenting Shares; and

(d)           Share Capital of Merger Sub. Immediately following the cancellation of Ordinary Shares (other than the Rollover Shares if such Rollover Shares are converted into the same number of shares of the Surviving Company pursuant to clause (ii) of the last sentence under Section 2.1(b)) pursuant to the terms and conditions set out in Section 2.1(a), Section 2.1(b) and Section 2.1(c) above, each ordinary share, par value $1.00 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company.

Section 2.2            Treatment of Company Equity Awards.

(a)           Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors and/or the compensation committee thereof, as applicable, shall adopt any resolutions and take any other actions necessary to cause the Company Options, the Company Restricted Share Awards, and the Company RSU Awards to be treated in accordance with Section 2.2(b) below.

(b)           Treatment of Company Options, Company Restricted Share Awards and Company RSU Awards.

(i)          Treatment of Company Options. Each Company Option, whether vested or unvested, that is outstanding, unexercised and not yet expired as of immediately prior to the Effective Time will, immediately prior to the Effective Time, except as otherwise agreed to in writing between the holder of such Company Option and Parent, without other action by Parent, the Company, or the holder of such Company Option, be cancelled and converted into the right to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to (A) the excess of the Per Share Merger Consideration over the exercise price of such Company Option, multiplied by (B) the number of Ordinary Shares underlying such Company Option (subject to any required Tax withholdings as provided in Section 2.3(e)); provided that any Company Option that has an exercise price per Ordinary Share that is greater than or equal to the Per Share Merger Consideration shall cease to be outstanding, be cancelled and cease to exist and the holder of any such Company Option shall not be entitled to payment of any consideration therefor.

(ii)          Treatment of Company Restricted Share Awards. Subject to Section 2.2(b)(ii) of the Parent Disclosure Letter, each Company Restricted Share Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, except as otherwise agreed to in writing between the holder of such Company Restricted Share Award and Parent, without other action by Parent, the Company, or the holder of such Company Restricted Share Award, be canceled and converted into the right to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to (A) the Per Share Merger Consideration, multiplied by (B) the number of Ordinary Shares underlying such Company Restricted Share Award (subject to any required Tax withholdings as provided in Section 2.3(e)).

(iii)          Treatment of Company RSU Awards.

(A)            Pre-January 2020 and Certain Other Grants. Subject to Section 2.2(b)(iii)(A) of the Parent Disclosure Letter, each of (1) the Company RSU Awards granted prior to January 1, 2020 and (2) the Company RSU Awards granted to the Persons set forth on Section 2.2(b)(iii)(A) of the Parent Disclosure Letter on or after January 1, 2020, whether vested or unvested, that is outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of Company RSU Awards and Parent, without action by Parent, the Company or holder of such Company RSU Award, be cancelled and automatically converted into a right to receive an amount in cash, without interest, equal to (x) the Per Share Merger Consideration multiplied by (y) the number of Ordinary Shares underlying such Company RSU Award (subject to any required Tax withholdings as provided in Section 2.3(e)).

(B)            Unvested Post-January 2020 Grants. Subject to Section 2.2(b)(iii)(B) of the Parent Disclosure Letter, each unvested Company RSU Award granted on or after January 1, 2020 (other than a Company RSU Award granted to any of the Persons set forth on Section 2.2(b)(iii)(A) of the Parent Disclosure Letter) that is outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of Company RSU Awards and Parent, without action by Parent, the Company or holder of such Company RSU Award, be cancelled and automatically converted into a right to receive an equity-based award to be granted by an exempted company incorporated in the Cayman Islands with limited liability which is or will become one of the direct shareholders of Parent immediately after the Closing, having a substantially equivalent economic value of such Company RSU Award, but which shall otherwise be subject to the same vesting terms and other conditions applicable to such corresponding Company RSU Award.

(C)            Vested Post-January 2020 Grants. Each vested Company RSU Award granted on or after January 1, 2020 (other than a Company RSU Award granted to any of the Persons set forth on Section 2.2(b)(iii)(A) of the Parent Disclosure Letter) that is outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of Company RSU Awards and Parent, without action by Parent, the Company or holder of such Company RSU Award, be cancelled and automatically converted into a right to receive an amount in cash, without interest, equal to (x) the Per Share Merger Consideration multiplied by (y) the number of Ordinary Shares underlying such Company RSU Award (subject to any required Tax withholdings as provided in Section 2.3(e)).

(iv)            Payment Procedures. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate cash amount payable to holders of Company Options, Company Restricted Share Awards and Company RSU Awards pursuant to Section 2.2(b)(i), Section 2.2(b)(ii) and Section 2.2(b)(iii); provided that at least three Business Days prior to such deposit, the Company shall have delivered to Parent a list of all Company Equity Awards that would be outstanding as of immediately prior to the Effective Time, setting out for each such Company Equity Award, the holder thereof, the type of such Company Equity Award, the number of Ordinary Shares subject thereto, the exercise price or purchase price (as applicable) thereof, the grant date thereof, and the vesting schedules or vesting conditions or other restrictions imposed upon such Company Equity Award. As promptly as reasonably practicable following the Closing Date, but in no event later than the next regularly scheduled payroll date that occurs more than three Business Days following the Closing Date, the applicable holders of Company Options, Company Restricted Share Awards and Company RSU Awards shall receive a cash payment from the Company or the Surviving Company, through its payroll system or payroll provider, of all cash amounts required to be paid to such holders in respect of its Company Options, Company Restricted Share Awards and Company RSU Awards pursuant to Section 2.2(b)(i), Section 2.2(b)(ii) and Section 2.2(b)(iii), as applicable (after giving effect to any required Tax withholdings as provided in Section 2.3(e)). Notwithstanding the foregoing, if any cash payment payable to a holder of Company Options, Company Restricted Share Awards or Company RSU Awards pursuant to Section 2.2(b)(i), Section 2.2(b)(ii) or Section 2.2(b)(iii), as applicable, cannot be made through the Company’s or the Surviving Company’s payroll system or payroll provider, then the Surviving Company shall issue a check for such payment to such holder (after giving effect to any required Tax withholdings as provided in Section 2.3(e)), which check shall be sent by overnight courier to such holder as promptly as reasonably practicable following the Closing Date (but in any event on or prior to the next regularly schedule payroll date). Further notwithstanding the foregoing, to the extent that any amount payable pursuant to this Section 2.2(b)(iv) relates to a Company RSU Award that is nonqualified deferred compensation subject to Section 409A of the Code, then such amount shall be paid at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU Award that will not trigger a tax or penalty under Section 409A of the Code.

Section 2.3             Exchange of Certificates.

(a)            Paying Agent. Prior to the Closing, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive payments required to be made pursuant to Section 2.1(a), and if applicable, the proviso set forth under Section 2.1(c). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in immediately available funds that, when taken together with the Available Company Cash Financing that is deposited with the Paying Agent at the Effective Time if so requested by Parent, are sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration pursuant to Section 2.1(a), and if applicable, the proviso set forth under Section 2.1(c) in trust for the benefit of the relevant holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided that no such investment shall affect the amounts payable to the holders of Ordinary Shares (other than the Excluded Shares and the Dissenting Shares). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to Section 2.1(a), and if applicable, the proviso set forth under Section 2.1(c) shall be promptly returned to Parent or the Surviving Company, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b)           Exchange Procedures.

(i)            Transmittal Materials. Promptly after the Effective Time (and in any event within three Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Ordinary Shares, if any (“Certificates”), and each former holder of record of Ordinary Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than the Excluded Shares and the Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of Certificates or exchange of Book-Entry Shares, as applicable, for the aggregate Per Share Merger Consideration.

(ii)            Certificates. Upon surrender of Certificates to the Paying Agent, (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Certificates, if any (other than holders of Excluded Shares and Dissenting Shares), shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such surrendered Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the Paying Agent. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue a check in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product of the number of Ordinary Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.1(a).

(iii)            Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded Shares and Dissenting Shares) shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.

(iv)            Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company or if payment of the aggregate Per Share Merger Consideration is to be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares, as applicable, is registered, a check for any cash to be exchanged upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates, as applicable, formerly representing such Ordinary Shares is properly presented to the Paying Agent accompanied by all documents required to evidence, to the reasonable satisfaction of the Surviving Company, and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v)            Expenses. The Surviving Company shall pay all charges and expenses, including those of the Company, the Surviving Company and the Paying Agent, in connection with the exchange of Ordinary Shares for the aggregate Per Share Merger Consideration in accordance with this Section 2.3.

(c)            Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Ordinary Shares for six months after the Effective Time shall be delivered to the Surviving Company upon demand. Any holder of Certificates or Book-Entry Shares (in each case, other than Excluded Shares) who has not theretofore complied with this Section 2.3 shall thereafter be entitled to look to the Surviving Company for payment of the relevant aggregate Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or delivery of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), without any interest thereon and the Surviving Company, subject to the following sentence, shall remain liable for payment of such holder’s claim for the relevant aggregate Per Share Merger Consideration payable upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or due receipt by the Surviving Company of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Company, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Ordinary Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims of interest of any Person previously entitled thereto.

(d)            Transfers. From and after the Effective Time, the register of members of the Company shall be closed, and there shall be no transfers on the register of members of the Surviving Company of the Ordinary Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Company, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Section 2.3, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(e)). The relevant aggregate Per Share Merger Consideration paid upon surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares in accordance with the terms of this Section 2.3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Ordinary Shares formerly represented by such Certificates (or affidavits) or Book-Entry Shares, as applicable.

(e)            Withholding Rights. Notwithstanding anything herein to the contrary, each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Company, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Paying Agent, Parent or the Surviving Company, as the case may be.

(f)            Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Ordinary Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company, as applicable, of their current contact details. A holder of Ordinary Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Ordinary Shares who are untraceable should be returned to the Surviving Company on-demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Ordinary Shares who are untraceable. Dissenting Shareholders and holders of Ordinary Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.4            Dissenting Shares. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, any attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to Section 238 of the Cayman Companies Law and received by the Company relating to its shareholders’ exercise of Dissenter Rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or any demands or approve any withdrawal of any such Dissenter Rights or demands.

Section 2.5            Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Ordinary Shares or securities convertible or exchangeable into or exercisable for Ordinary Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Ordinary Shares or securities of a different class as a result of a reclassification, share split (including a reverse share split), combination, share dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Ordinary Shares or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC since the Applicable Date and prior to the date of this Agreement (excluding any disclosures set forth in such SEC Reports (A) under the captions “Risk Factors” or “Forward-Looking Statements” and (B) in any other section relating to forward-looking statements, in each case of (A) and (B), to the extent they are cautionary, predictive or forward-looking in nature), or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent:

Section 3.1             Organization and Qualification; Subsidiaries.

(a)            Each of the Company and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            Section 3.1 of the Company Disclosure Letter sets forth (i) each of the Company’s subsidiaries and the ownership interest of the Company in each such subsidiary, as well as the ownership interest of any other Person or Persons in each such subsidiary and (ii) the jurisdiction of organization of each such subsidiary.

(c)            Except as set forth on Section 3.1 of the Company Disclosure Letter and except for securities held by the Company in connection with its ordinary course treasury investment activities, as of the date hereof, neither the Company nor any of its subsidiaries directly owns any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person.

Section 3.2            Memorandum and Articles of Association. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the memorandum and articles of association, as amended to date (the “Memorandum of Association”), of the Company as currently in effect, and equivalent organizational or governing documents, as amended to date, of each of the Company’s material subsidiaries, and each of the foregoing documents is in full force and effect.

Section 3.3             Capitalization.

(a)            The authorized share capital of the Company is $11,000 divided into 110,000,000 shares of a par value $0.0001 per share each, of which (i) 100,000,000 are ordinary shares (the “Ordinary Shares”) and (ii) 10,000,000 are series A participating preferred shares, par value $0.0001 per share (the “Preferred Shares”). As of the date of this Agreement:

(i)            38,788,096 Ordinary Shares (other than treasury shares of the Company set forth in Section 3.3(a)(ii)) are issued and outstanding;

(ii)           3,450,932 Ordinary Shares are held by the Company in its treasury (and for the avoidance of doubt are not included in the number of issued and outstanding Ordinary Shares set forth in Section 3.3(a)(i));

(iii)          no Preferred Shares are issued and outstanding;

(iv)          154,930 Ordinary Shares are issuable upon vesting of outstanding Company Restricted Share Awards;

(v)           985,793 Ordinary Shares are issuable upon vesting of outstanding Company RSU Awards; and

(vi)          30,000 Ordinary Shares are issuable upon cash exercise of outstanding Company Options.

(b)            Section 3.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of each outstanding Company Equity Award, the type of such Company Equity Award, the number of Ordinary Shares subject to such Company Equity Award, the exercise price or purchase price (as applicable) of such Company Equity Award, the grant date of such Company Equity Award, and the vesting schedules or vesting conditions and any other restriction imposed upon such Company Equity Award. Each outstanding Company Equity Award (i) was granted in compliance with all applicable Laws, all of the terms and conditions of the Company Share Plan under which it was issued and (ii) was granted pursuant to the Company’s form of option award agreement, restricted share award agreement or restricted share unit award agreement, as applicable, provided to Parent prior to the date hereof.

(c)            Except as set forth in Section 3.3(a) and Section 3.3(b) hereof and the Rights Agreement and except for this Agreement and the transactions contemplated hereby, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company or its subsidiaries, (B) securities of the Company or its subsidiaries convertible into, exercisable for, or exchangeable for shares of capital stock, voting securities or equity interests of the Company or its subsidiaries, (C) subscriptions, options, warrants, convertible debts, convertible instruments, calls, phantom stock or other similar rights, agreements, arrangements, understandings or commitments of any character to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue or sell, any issued or unissued shares of capital stock, voting securities, equity interests or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock, voting securities or equity interests of the Company or its subsidiaries, (D) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, exercisable for, or exchangeable for shares of capital stock, voting securities or equity interests of the Company or any of its subsidiaries having the right to vote) on any matters on which shareholders of the Company may vote, or (E) securities or rights issued by the Company or its subsidiaries, in each case, that are derivative of, or provide economic benefit based on the value of, shares of capital stock, voting securities or equity interests of the Company or its subsidiaries (the foregoing securities in clauses (A) through (E), the “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company or any of its subsidiaries to (x) repurchase, redeem or otherwise acquire any Company Securities or (y) grant, extend or enter into any subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement, understanding or commitment with respect to Company Securities. Except as set forth in Section 3.3(a) hereof, as of the date of this Agreement, all outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable. Each of the outstanding shares of capital stock or other equity interests of each of the Company’s subsidiaries that is owned by the Company or a subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and is owned free and clear of all Liens (except for Permitted Liens), except for such transfer restrictions of general applicability arising under the Securities Act or other applicable Laws.

Section 3.4             Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject only to the approval of the Company’s shareholders by the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the Ordinary Shares present and voting in person or by proxy as a single class at the Shareholders Meeting (the “Company Requisite Vote”) and the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors, at a duly called and held meeting, upon the recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares) and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (iii) resolved to recommend the approval of this Agreement, the Merger and the other transactions contemplated hereby by the shareholders of the Company at the Shareholders Meeting (the “Recommendation”) and (iv) directed that this Agreement, the Merger and the other transactions contemplated hereby be submitted to the shareholders of the Company at the Shareholders Meeting for their approval.

Section 3.5             No Conflict; Required Filings and Consents.

(a)            The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not, (i) assuming that the Company Requisite Vote has been obtained, breach, violate or conflict with the Memorandum of Association or other equivalent organizational or governing documents of the Company or any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except for a Permitted Lien) on any of the material assets of the Company or any of its subsidiaries pursuant to any Contract, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, administrative, judicial or regulatory (including stock exchange) authority, agency, court, arbitral body (public or private), commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, including the joining of the Company in the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Merger Schedule 13E-3”), which may be in the form of an amendment to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the SEC on February 19, 2020 by Beachhead Holdings Limited, Double Double Holdings Limited, Point Forward Holdings Limited, Centurium Capital Partners 2018, L.P. and certain other Buyer Group Parties, with the Proxy Statement as an exhibit thereto, and the filing of one or more amendments to the Merger Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6             Compliance.

(a)            Except as set forth in Section 3.6 of the Company Disclosure Letter, (i) the Company and its subsidiaries are not, and since the Applicable Date have not been, in violation in any material respect of and are, and since the Applicable Date have been, in compliance with, each Law applicable to the Company or any of its subsidiaries or any of its or their respective assets, businesses or properties in all material respects; and (ii) none of the Company and its subsidiaries is in default, breach or violation of any Law applicable to it, or by which any of its properties or assets is bound in any material respect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and except as set forth in Section 3.6 of the Company Disclosure Letter, the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities required to conduct their respective businesses and own, lease and operate their respective assets and properties as presently being conducted, owned, leased or operated (“Licenses”), and all Licenses are effective and passed their respective annual inspection (as applicable) in accordance with applicable Laws and no suspension or cancellation of any of the Licenses is pending or, to the knowledge of the Company, threatened. None of the Company and its subsidiaries has received any written notice or communication from any Governmental Entity of any non-compliance with any applicable Laws that has not been cured, except for such non-compliance the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the Applicable Date, none of the Company or any of its subsidiaries, or, to the knowledge of the Company, any of their respective officers, directors, employees, agents, or other Persons acting on behalf of the Company or any of its subsidiaries, in the course of their actions for or on behalf of the Company or any of its subsidiaries, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act of 2010, any applicable anti-corruption Laws of the PRC (including the Criminal Law of the PRC passed by the National People’s Congress on July 1, 1979 (as amended), the Law of the PRC for Countering Unfair Competition passed by the National People’s Congress on September 2, 1993 (as amended) and the Interim Provisions Prevention of Commercial Bribery passed by the State Administration for Industry and Commerce of the PRC on November 15, 1996), the Prevention of Bribery Ordinance of Hong Kong, the Banking Ordinance of Hong Kong and the Independent Commission Against Corruption Ordinance of Hong Kong, or any other similar applicable Law that prohibits corruption or bribery and regulate record keeping and internal controls (collectively, “Anti-Corruption Laws”). The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with applicable Anti-Corruption Laws by the Company and its subsidiaries. Since the Applicable Date, neither the Company nor any of its subsidiaries has, in connection with or relating to the business of the Company or any of its subsidiaries, received from any Governmental Entity any written notice or inquiry, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit, concerning any non-compliance with any applicable Anti-Corruption Laws.

(c)            To the knowledge of the Company, none of the Company’s directors or officers is a Government Official.

(d)            Neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, nor, to the knowledge of the Company, any of their respective employees, agents or other Persons acting on behalf of the Company or any of its subsidiaries, is currently, or has since the Applicable Date been: (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (D) otherwise in violation of Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws.

Section 3.7             SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed by it with, or furnished by it to, the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2017 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing, as of the date of such amendment or superseding filing, (i) the SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing and (ii) none of the SEC Reports so filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The audited consolidated financial statements of the Company (including all notes thereto) included in each of the Company’s Annual Reports on Form 20-F filed with the SEC since the Applicable Date complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations and cash flows for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the SEC Reports complied as to form at the time they were filed in all material respects with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for normal year-end adjustments and the absence of footnote disclosures as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations and cash flows for the periods indicated (subject to normal year-end adjustments as permitted by GAAP).

(c)            The Company has established and maintains, and at all times since the Applicable Date has maintained, disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Since the Applicable Date, based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, there has not been (i) any “material weakness” and “significant deficiency” (as defined by the Public Company Accounting Oversight Board) in the design or operation of its internal control over financial reporting or (ii) any fraud or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)            Except as set forth in the consolidated financial statements of the Company and its subsidiaries (including the notes thereto) included in the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2020 and except for (i) liabilities or obligations incurred in the ordinary course of business since December 31, 2019; (ii) liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, (iii) liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto.

(e)            None of the Company and its material subsidiaries has any secured creditors holding a security interest.

Section 3.8             Contracts.

(a)            Except (i) for this Agreement, (ii) for the Company Share Plans, (iii) as filed as exhibits to the SEC Reports as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act, and (iv) as set forth in Section 3.8(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument (each, a “Contract”) that:

(i)            contains covenants that materially limit or purport to materially limit the ability of the Company or any of its subsidiaries, or that, upon the consummation of the Merger would materially limit or purport to materially limit the ability of Parent or any subsidiary of Parent, to compete with any Person, in any line of business or to sell, supply or distribute any product or service, in each case in any geographic area, during any period of time;

(ii)            other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned subsidiaries, is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement, in each case, that is material to the business of the Company and its subsidiaries, taken as a whole;

(iii)            is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract pursuant to which any indebtedness of the Company or any of its subsidiaries, in each case in excess of $5,000,000, is outstanding or secured, other than any such Contract between or among any of the Company and any of its wholly owned subsidiaries;

(iv)          prohibits the payment of dividends or distributions in respect of the share capital of the Company or any of its subsidiaries or prohibits the pledging of the share capital of the Company or any subsidiary of the Company;

(v)           with respect to any acquisition or disposition of assets (including share capital or other equity interest in another Person), whether by merger, sale of shares, sale of assets or otherwise, pursuant to which the Company or any of its subsidiaries has continuing obligations following the date hereof, including indemnification, guarantee, “earn-out” or other contingent or outstanding payment obligations that are material to the Company and its subsidiaries, taken as a whole;

(vi)          is a settlement, conciliation, or similar Contract with any Governmental Entity pursuant to which the Company or any of its subsidiaries has continuing obligations that materially restrict the operations of the Company or such subsidiary or that involve the payment of more than $1,500,000 after the date of this Agreement;

(vii)         is a collective bargaining Contract or other Contract with any labor union, works council or labor organization of any Company Employees (each, a “CBA”);

(viii)        requires the Company or any of its subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned subsidiaries) in any such case which is in excess of $2,500,000;

(ix)           is a loan or other Contract between the Company or any of its subsidiaries, on the one hand, and any director, member of senior management of the Company or its subsidiaries or shareholder of the Company or any of its subsidiaries holding more than 5% of the outstanding share capital of the Company or any of its subsidiaries, on the other hand, other than in relation to (A) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its subsidiaries, (B) reimbursement for expenses incurred on behalf of the Company or any of its subsidiaries and (C) other employee benefits, including award agreements, notices of grants and other similar documents under any Company Share Plan;

(x)            provides for any change of control, or similar payments by the Company or any of its subsidiaries upon the consummation of the Merger in excess of $1,000,000;

(xi)           is a Contract relating to the licensing or grant of any other right under any material Intellectual Property by or to the Company or any of its subsidiaries, excluding (x) Off-the-Shelf Software Licenses and (y) non-exclusive licenses of Intellectual Property granted by the Company or its subsidiaries in the ordinary course of business; and

(xii)            any Contract that is an employment, engagement, severance protection, change in control, or other similar agreement with (x) each Company Employee at the level of vice president of the Company or any of its subsidiaries or above or (y) any other Company Employee at base annual compensation in excess of $2,000,000.

(b)            Each Contract set forth (or required to be set forth) in Section 3.8(a) of the Company Disclosure Letter or filed (or which is required to be filed) as an exhibit to the Company’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act (in each case, excluding any Company Share Plan), is referred to herein as a “Material Contract”.

(c)            Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries as parties thereto and, to the knowledge of the Company, on each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (y) neither the Company nor any of its subsidiaries has received written notice from any other party to a Material Contract of a claim of material default or termination under such Material Contract (except in accordance with the terms thereof) and (z) there is no breach or default under any Material Contract by the Company or any of its subsidiaries, or, to the knowledge of the Company, by any other party thereto.

Section 3.9             Absence of Certain Changes or Events. Since December 31, 2019, except as contemplated by this Agreement, (a) the Company and its subsidiaries have not taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vi), Section 5.1(b)(vii), Section 5.1(b)(x), Section 5.1(b)(xii) or Section 5.1(b)(xiii) and (b) there has not been a Material Adverse Effect.

Section 3.10           Absence of Litigation. As of the date hereof, except as set forth in Section 3.10 of the Company Disclosure Letter, there is no litigation, suit, claim, charge, action, proceeding, investigation or arbitration before any Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any such Action that would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or otherwise have a material adverse effect on the ability of the Company to perform its obligations under this Agreement. Neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any Order, except for those that would not, individually or in the aggregate, reasonably be expected to (A) have a Material Adverse Effect or (B) prevent, materially delay or materially impede the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or otherwise have a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

Section 3.11           Employee Benefit Plans.

(a)            Section 3.11(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. A “Company Plan” is an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA) and each other plan, policy, program, Contract or arrangement providing employment, compensation or benefits (i) to any current or former director, officer, employee or individual contractor or service provider (collectively, the “Company Employees”), including bonus plans, employment, severance, employee loan, fringe benefits, change in control, retention, transaction or similar bonuses, incentive equity or equity-based compensation, or deferred compensation arrangements, or (ii) that is contributed to, sponsored or maintained by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any current or contingent obligation or liability, other than a plan, policy, program, or arrangement which is required to be maintained by applicable Law.

(b)            With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof to the extent in writing and, to the extent applicable, any related trust agreement or other funding instrument.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, and (ii) with respect to each Company Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a current determination, advisory or opinion letter to that effect from the Internal Revenue Service.

(d)            Except as set forth in Section 3.11(d) of the Company Disclosure Letter, no Company Plan provides for post-employment or retiree health benefits, except to the extent required by applicable Laws. With respect to each Company Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made and all material contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(e)            Neither the Company nor any of its subsidiaries has any current or contingent liability or obligation under Title IV of ERISA by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f)            Except as set forth in Section 3.11(f) of the Company Disclosure Letter, each Company Plan or other plan, program, policy or arrangement that constitutes a “nonqualified deferred compensation plan” within the meaning of Treasury Regulation Section 1.409A-1(a)(i) has at all times been in material documentary compliance with, and has been operated in material compliance with, Section 409A of the Code and the final Treasury Regulations issued thereunder.

(g)            Except as set forth in Section 3.11(g) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will not (i) accelerate the time of payment, vesting, or funding of, trigger the granting of, or trigger an increase in the amount of, any compensation or benefit due to or create an entitlement to compensation or benefits for, any current or former Company Employee under any Company Plan or otherwise, (ii) result in any breach or violation of or default under, or limit the Company’s or any of its subsidiaries’ right to amend, modify or terminate, any Company Plan, or (iii) result in any payments or benefits which could not be deductible under Section 280G of the Code or subject to the excise tax under Section 4999 of the Code or 409A of the Code. Except as set forth in Section 3.11(g) of the Company Disclosure Letter, no current or former director, officer, employee, contractor or consultant of the Company is entitled to any gross-up, make-whole or other additional payment from the Company or any of its subsidiaries in respect of any taxes imposed under Section 4999 or 409A of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax) or interest or penalty related thereto.

Section 3.12           Labor and Employment Matters. Except as set forth in Section 3.12 of the Company Disclosure Letter:

(a)            Neither the Company nor any of its subsidiaries is a party to or bound by any CBA, no Company Employee is represented by any labor union, works counsel or other labor organization with respect to employment with the Company or any of its subsidiaries, and no CBA is being negotiated by the Company or any of its subsidiaries. There are no, and since the Applicable Date, there have not been any, strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries. There are no, and since the Applicable Date, there have not been any (i) unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before any labor relations tribunal or authority or (ii) to the knowledge of the Company, union organizing efforts by or affecting any Company Employees.

(b)            The Company and its subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council, which is representing any Company Employee, in connection with the execution of this Agreement or consummation of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its subsidiaries relating to Employment Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Laws relating to labor and employment, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of employees as exempt or non-exempt from overtime pay requirements and the proper classification of individuals as non-employee contractors or consultants), social security payments and housing fund contribution, mandatory provident fund or other statutory pension contribution, immigration, discrimination, disability rights, plant closures and layoffs, workers’ compensation, labor relations, employee leave issues, and unemployment insurance (collectively, the “Employment Laws”).

Section 3.13         Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies (including any self-insurance or “fronting” insurance programs maintained by the Company or any of its subsidiaries) of the Company and its subsidiaries which are material to the Company and its subsidiaries, individually or taken as a whole, (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

Section 3.14         Properties.

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth the owner, address and floor area (in square meters) of each Owned Real Property of the Company and its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries each have good title to the Owned Real Property, free and clear of all liens, encumbrances, licenses, covenants not to sue, options, rights of first refusal, rights of first offer and claims (collectively, “Liens”) (except for Permitted Liens), and the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Entity and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full.

(b)          The Company and its subsidiaries have duly complied with, in all material respects, the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property. With respect to each Owned Real Property: (i) except as set forth in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) other than the right of Parent and Merger Sub pursuant to this Agreement and the statutory rights of first refusal of any lessee under the Laws of the PRC, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(c)          Section 3.14(c)(I) of the Company Disclosure Letter sets forth the address of each Leased Real Property that provide for (i) leased areas of more than 1,000 square meters, or (ii) annual rents of more than RMB1,000,000 (“Material Leased Real Property”). The Company has made available to Parent true and complete copies of all Leases under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy any Material Leased Real Property (and all modifications, amendments and supplements thereto, the “Material Leases”). Except as set forth in Section 3.14(c)(II) of the Company Disclosure Letter, (A) each of the Company and its subsidiaries has a good and valid leasehold or subleasehold interest in each relevant parcel of the Material Leased Real Property, free and clear of all Liens, except for Permitted Liens; (B) each Material Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception; (C) neither the Company nor any of its subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Material Leased Real Property or any portion thereof; (D) neither the Company nor any of its subsidiaries have collaterally assigned or granted any other security interest in such Material Lease or any interest therein; (E) the Company’s or its subsidiary’s possession and quiet enjoyment of the Material Leased Real Property under such Material Lease has not been disturbed, and to the knowledge of the Company, there are no disputes with respect to such Material Lease; and (F) neither the Company nor any of its applicable subsidiaries is in breach or violation of, or default under any Material Lease and to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Material Lease.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Owned Real Property is in compliance with all Laws applicable to such Owned Real Property, including such Laws in respect of land expropriation, land bidding, city planning and zoning, construction design, building construction, and construction inspection and acceptance; (ii) each Owned Real Property is permitted to be used for the business that the Company or its relevant subsidiary (as applicable) currently operates therein; and (iii) each of the Company and its subsidiaries is permitted to conduct business in the relevant Owned Real Property.

(e)          As of the date of this Agreement, no party to any Material Lease has given written notice to the Company or any of its subsidiaries of, or made a written claim against the Company or any such subsidiary with respect to, any breach or default thereunder. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received written notice of the existence of any outstanding Order, and, to the knowledge of the Company, there is no such Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Owned Real Property or Material Leased Real Property.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries have good title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except for Permitted Liens.

Section 3.15         Tax Matters.

(a)          The Company and each of its subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have timely paid all material Taxes (as defined below), whether or not shown as due on such filed Tax Returns, and, except as would not (individually or in the aggregate) be material, have withheld all Taxes required to be withheld from amounts owing to any employee, creditor, equity holder, or other third party; and (C) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which waiver or extension has not yet expired.

(b)          No Tax audits, examinations, investigations or other proceedings with respect to material Taxes of or with respect to the Company or any of its subsidiaries are currently pending and neither the Company nor any of its subsidiaries has received a written notice from a Tax authority of an upcoming audit, examination, investigation or other proceeding with respect to material Taxes.

(c)          There are no Liens on any of the material assets of the Company or any of its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP.

(d)          Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4 or any similar provision of applicable Law.

(e)          Neither the Company nor any of its subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) as a result of being a member of a combined, unitary, consolidated or similar tax group, or as a transferee or successor, or (B) is a party to or bound by (x) any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes, or (y) any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other customary commercial agreements or Contracts not primarily related to Tax, or any agreement among or between only the Company or any of its subsidiaries).

(f)           No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(g)          None of the Company or any of its subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax Return.

(h)          During the two-year period ending on the date hereof, none of the Company or any of its subsidiaries was either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and the Treasury Regulations promulgated thereunder (or any similar or analogous provision of state, local, or non-U.S. Law).

(i)           For purposes of this Agreement:

(i)            “Taxes” means all federal, state, local and non-U.S. income, profits, franchise, gross receipts, windfall, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, social security, use, property, withholding, excise, license, production, value added, occupancy, land value appreciation, deed, registration, alternative, add-on minimum, branch profits, premium, business and national tax and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Entity together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions;

(ii)           “Tax Law” means any Law relating to Taxes; and

(iii)          “Tax Return” means all returns and reports (including any elections, disclosures, information returns and attached schedules) filed or required to be filed with a Tax authority, including any information return, claim for refund, declaration of estimated Tax or amendment to any of the foregoing.

Section 3.16         Merger Schedule 13E-3; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Merger Schedule 13E-3, at the time the Merger Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC or (b) the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, including the letter to shareholders, notice of meeting and form of proxy the “Proxy Statement”), on the date it (and any amendment or supplement thereto) is first filed as an exhibit of the Merger Schedule 13E-3 with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made or incorporated by reference in any of the foregoing documents based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Merger Schedule 13E-3 or the Proxy Statement.

Section 3.17         Intellectual Property.

(a)          Section 3.17(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property that is owned by or filed, patented or registered in the name of, the Company or any of its subsidiaries (collectively, the “Company Registered Intellectual Property”) and all material proprietary Software owned by the Company or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or one of its wholly-owned subsidiaries solely and exclusively owns all right, title, and interest in and to all Intellectual Property set forth or required to be set forth in Section 3.17(a) of the Company Disclosure Letter pursuant to the first sentence of this Section 3.17(a), free and clear of all Liens (other than Permitted Liens); and (ii) the Company and its subsidiaries have valid and enforceable rights to use all Intellectual Property that is owned, used or held for use by the Company or its subsidiaries or necessary to conduct the businesses of the Company and its subsidiaries as currently conducted.

(b)          Since the Applicable Date, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries have not infringed, diluted, misappropriated, or otherwise violated, and the current conduct of their businesses, does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third party; and (ii) to the knowledge of the Company, no Intellectual Property owned by the Company or any of its subsidiaries has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Intellectual Property owned by the Company or its subsidiaries is subject to any outstanding settlement or order, or is jointly owned by any other Person; (ii) all Intellectual Property owned by the Company or its subsidiaries is subsisting, and to the knowledge of the Company, all Company Registered Intellectual Property is valid and enforceable; and (iii) the Company and its subsidiaries are not, and have not since the Applicable Date been, a party to any Action or received any demand or notice in writing, and to the knowledge of the Company, no Action is threatened in writing (including “cease and desist” letters and offers or requests to take a license) against any of them, in each case, that relates to any Intellectual Property.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Company Data and the integrity, continuous operation and security of the Company Systems; and (ii) to the knowledge of the Company, there have been no breaches, outages or intrusions of any Company System, nor any loss, compromise or damage of, breach of security with respect to, or unauthorized access to any Company Data in the Company’s or its subsidiaries’ possession or under its or their control.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Systems are sufficient for the operation of the Company’s and its subsidiaries’ businesses as currently conducted; and (ii) the Company and its subsidiaries maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries are, and have been since the Applicable Date, in compliance with all Data Privacy and Security Requirements and have established and maintain policies and procedures relating to Personal Data that comply with all applicable Laws; (ii) the Company Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to effectively perform the expected function, operation, and purposes; and (iii) since the Applicable Date, no demands or notices in writing have been received by, and no Actions have been made (or to the knowledge of the Company threatened in writing) against, the Company or its subsidiaries alleging a violation of any of the Data Privacy and Security Requirements, and none of the Company or its subsidiaries have been subject to any proceedings or, to the knowledge of the Company, investigations with regard to violation of any of the Data Privacy and Security Requirements.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries own all right, title, and interest in and to all Intellectual Property created or developed by, for, or under the direction or supervision of the Company or its subsidiaries; (ii) each current and former employee, consultant, and contractor of the Company and its subsidiaries who has been or is involved in the creation or development of any such Intellectual Property has assigned to the Company or such subsidiary all such Intellectual Property created or developed by such Person within the scope of such Person’s duties to the Company or one of its subsidiaries, as applicable; and (iii) to the knowledge of the Company, no current or former employee, consultant, or contractor of the Company or any of its subsidiaries has been or is in breach of any such agreement relating to the assignment of such Intellectual Property.

Section 3.18         Environmental Matters.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and its subsidiaries are and have since the Applicable Date, in compliance with all applicable Environmental Laws, which compliance has included obtaining, maintaining, and complying with all material Licenses required under such applicable Environmental Laws, and all such material Licenses are in full force and effect; (ii) neither the Company nor any of its subsidiaries has received written notice of any actual or alleged violation of or liability (contingent or otherwise) under any Environmental Law; and (iii) no property currently owned or operated by the Company or any of its subsidiaries has been contaminated with or is releasing any Hazardous Materials in a manner that gives rise to a liability (contingent or otherwise) of the Company or any of its subsidiaries under any Environmental Law.

(b)          For purposes of this Agreement, “Environmental Laws” shall mean all applicable Laws regarding pollution or protection of the environment, or the effect of the environment on public or worker health or safety.

(c)          For purposes of this Agreement, “Hazardous Material” shall mean any substance, material or waste that is defined or regulated as “hazardous,” “toxic,” “a pollutant” “a contaminant,” or words of similar meaning, or for which liability or standards of conduct may be imposed, under any Environmental Law.

Section 3.19         Opinion of Financial Advisor. Duff & Phelps, LLC (the “Financial Advisor”) rendered its oral opinion to the Special Committee and subsequently confirmed by delivery of a written opinion, dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in the Financial Advisor’s written opinion, the Per Share Merger Consideration to be received by the holders of Ordinary Shares (other than the Excluded Shares and Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A signed, correct and complete copy of such opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Company. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.20         Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

Section 3.21         Rights Agreement; Anti-takeover Provisions. Except for the Rights Agreement and as set forth on Section 3.21 of the Company Disclosure Letter, there are no “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes, or “poison pills”, “shareholder rights plans” or similar Contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the organizational documents of the Company and its subsidiaries (including the documents set forth in, or required to be set forth in, Section 3.21 of the Company Disclosure Letter, collectively, “Takeover Statute”), in each case applicable to this Agreement, the Merger or other transactions contemplated hereby. The Company has taken all necessary actions to exempt this Agreement, the Merger and the other transactions contemplated hereby from any Takeover Statute applicable to this Agreement, the Merger or other transactions contemplated hereby.

Section 3.22         No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and in any certificate delivered by the Company in connection with this Agreement, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.

Article IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent:

Section 4.1           Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the memorandum and articles of association or other governing instruments of each of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date hereof.

Section 4.2           Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action of each of Parent and Merger Sub, and no other corporate proceedings or shareholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3           No Conflict; Required Filings and Consents.

(a)          The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not (i) breach, violate or conflict with the memorandum and articles of association or other equivalent organizational or governing documents of each of Parent and Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, including the joining of Parent and Merger Sub (and their Affiliates) in the filing of the Merger Schedule 13E-3 (with the Proxy Statement as an exhibit thereto), and the filing of one or more amendments to the Merger Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, (ii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iii) the filing of the Plan of Merger with the Registrar of Companies pursuant to the Cayman Companies Law, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4           Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective assets or properties, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent, Merger Sub and any of their respective properties or assets is subject to any Order, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5           Capitalization and Operations.

(a)          The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value $1.00 per share, one of which is validly issued and outstanding as of the date of this Agreement. Parent has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) as may be incidental to its formation and the maintenance of its existence.

(b)          The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, one of which is validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

Section 4.6           Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

Section 4.7           Financing.

(a)          Parent has delivered to the Company true, complete and correct copies of (i) the executed commitment letter, dated on or prior to the date hereof, between Merger Sub and the Debt Financing Sources party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions of commercially sensitive information), as may be amended, supplemented or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees, costs and expenses, (ii) the executed commitment letters, dated as of the date hereof, between Parent and each of Biomedical Treasure Limited, Biomedical Future Limited and CC China (2019B) L.P., respectively (including all exhibits, schedules and annexes thereto (if any), as may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Equity Commitment Letters”), pursuant to which such Guarantor has committed, subject to the terms and conditions set forth therein, to invest each amount set forth therein (collectively, the “Cash Financing”) and (iii) the Support Agreement (together with the Equity Commitment Letters, collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Securityholders have committed to contribute to Parent, immediately prior to the Effective Time, the number of Rollover Securities set forth therein and to consummate the Merger and other transactions contemplated by this Agreement (together with the Cash Financing, collectively, the “Equity Financing” and together with the Debt Financing, collectively, the “Financing”). Each Equity Financing Commitment provides that the Company is a third party beneficiary thereof and entitled to enforce such Equity Financing Commitment in accordance with the terms and conditions set forth therein. As of the date hereof, the Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent, Merger Sub (as applicable) and, to the knowledge of Parent, each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception.

(b)          None of the Financing Commitments has been amended or modified prior to the date of this Agreement. As of the date of this Agreement, no such amendment or modification is contemplated save for any amendment, supplement or modification of the Debt Financing Commitments which is or will be made in compliance with Section 6.11, and the obligations and commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Parent or Merger Sub has paid any and all fees that are due and payable on or prior to the date of this Agreement pursuant to the terms and conditions of the Financing Commitments and will pay when due all other fees arising thereunder as and when they become due and payable pursuant to the terms and conditions of the Financing Commitments.

(c)          Except as expressly set forth in the Debt Financing Commitments (including any fee letter and customary engagement letters and non-disclosure agreements that do not impact the conditionality, availability or amount of the Financing), as of the date hereof, there are no side letters or Contracts to which Parent or Merger Sub is a party that imposes conditions to, affects, or modifies, amends or expands the conditions to, the availability of funding of the Financing or the transactions contemplated hereby.

(d)          As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Commitments that would prevent or delay Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereunder. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the applicable Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, Parent and Merger Sub have no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or the Financing will not be available to Parent or Merger Sub on the Closing Date; provided that Parent and Merger Sub are not making any representations or warranties regarding the conditions set forth in clause (3) in this Section 4.7(d). Assuming (1) the conditions in Section 7.1, Section 7.2(a) and Section 7.2(b) are satisfied or waived, (2) the Financing is funded in accordance with the Financing Commitments and (3) the aggregate amount of Offshore Available Company Cash is at least US$480,000,000 as at the Closing Date, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration and the other payments under Article II and (ii) pay any and all fees and expenses required to be paid by the Parent, Merger Sub and the Surviving Company in connection with the Merger, the other transactions contemplated by this Agreement and the Financing.

Section 4.8           Limited Guarantees. Parent has furnished to the Company a true, complete and correct copy of the Limited Guarantees. Each Limited Guarantee has been duly and validly executed and delivered by the Guarantor executing such Limited Guarantee and is in full force and effect. Each Limited Guarantee is a (i) legal, valid and binding obligation of the applicable Guarantor and (ii) enforceable in accordance with its respective terms against such Guarantor, subject to the Bankruptcy and Equity Exception. There is no default under any Limited Guarantee by any Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Guarantor.

Section 4.9           Ownership of Shares. As of the date of this Agreement, other than the Rollover Securities, neither of Parent and Merger Sub, nor to the knowledge of Parent, any other Buyer Group Party, beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Ordinary Shares or any other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any option, warrants or other rights to acquire or vote any Ordinary Shares or any other securities of the Company, or to acquire any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10         Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived and (b) the representations and warranties of the Company in Article III are true and correct, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate consideration to which the shareholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Company or its subsidiaries which become due or payable by the Surviving Company and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Company and each of its subsidiaries, on a consolidated basis, will not be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature).

Section 4.11         Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. Other than (i) the Buyer Group Contracts, or (ii) as set forth on Section 4.11 of the Parent Disclosure Letter, there is no Contract, whether written or oral, relating to the transactions contemplated hereby between or among two or more of Buyer Group Parties. Other than (i) the Buyer Group Contracts or (ii) as set forth on Section 4.11 of the Parent Disclosure Letter, there is no Contract, whether written or oral, (a) between Parent, Merger Sub, any other Buyer Group Parties or any of their respective Affiliates, on the one hand, and any director, officer, employee or shareholder of the Company and its subsidiaries, on the other hand, that relates in any way to the transactions contemplated by this Agreement, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement or (c) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Acquisition Proposal or Superior Proposal.

Section 4.12         Merger Schedule 13E-3; Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Merger Schedule 13E-3, at the time the Merger Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC or (b) the Proxy Statement, on the date it (and any amendment or supplement thereto) is first filed as an exhibit of the Merger Schedule 13E-3 with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any statement made in any of the foregoing documents based on information supplied by or on behalf of the Company or any of its Representatives which is contained or incorporated by reference in the Merger Schedule 13E-3 or the Proxy Statement.

Section 4.13         Non-Reliance on Company Estimates. The Company has made available to Parent, Merger Sub or their respective Affiliates and Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its subsidiaries and certain plan and budget information. Each of Parent and Merger Sub hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and (d) neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets (or the accuracy or completeness thereof) furnished by the Company, its subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause their respective Affiliates and Representatives not to, hold any such Person liable with respect thereto.

Section 4.14         Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and its subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges and agrees that it has relied solely on the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives, except for the representations and warranties of the Company set forth in Article III.

Section 4.15         No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and in any certificate delivered by Parent or Merger Sub in connection with this Agreement, none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

Article V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1           Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall and shall cause its subsidiaries to, (x) conduct its and their respective businesses in the ordinary course of business consistent with past practice in all material respects and (y) use its and their respective commercially reasonable efforts to preserve substantially intact its and each of its subsidiaries’ business organization and material business relationships (including with the existing key customers, suppliers and employees), and (b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to:

(i)            (A) amend, adopt any amendment to or otherwise change its Memorandum of Association or equivalent organization documents or (B) enter into any agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document;

(ii)           make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any business or any corporation, partnership or other business organization or division thereof or any property or assets, in each case, except for (A) purchases of inventory and other assets in the ordinary course of business consistent with past practice, (B) acquisitions or investments pursuant to existing Contracts in effect as of the date hereof, (C) acquisitions or investments not to exceed $25,000,000 in a single transaction or series of related transactions, or (D) investments in any wholly owned subsidiaries of the Company;

(iii)          issue, sell, grant, authorize, pledge, encumber or dispose of any Company Securities, except for (A) any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any subsidiary of the Company, (B) any issuance, sale, grant, authorization, pledge, encumbrance or disposition (x) required by existing Contracts in effect as of the date hereof, (y) pursuant to the terms and conditions of Company Equity Awards outstanding as of the date hereof in accordance with their terms as at the date hereof or (z) pursuant to Section 2.2(b)(iii)(A) or Section 2.2(b)(iii)(B) of the Parent Disclosure Letter, (C) the acquisition by the Company of Ordinary Shares in connection with the surrender of Ordinary Shares by holders of Company Equity Awards outstanding on the date hereof in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the exercise, settlement or lapse of conditions or restrictions on the Company Equity Awards outstanding on the date hereof in accordance with their terms on the date hereof and as previously provided to Parent, (D) the withholding of Ordinary Shares to satisfy Tax obligations with respect to Company Equity Awards outstanding on the date hereof in accordance with their terms on the date hereof and as previously provided to Parent, or (E) the acquisition by the Company of Ordinary Shares in connection with the forfeiture of Company Equity Awards;

(iv)          reclassify, combine, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase or otherwise acquire any shares of capital stock or other ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) or consummate or authorize any other similar transaction with respect to shares of capital stock or ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) other than (A) the acquisition by the Company of Ordinary Shares in connection with the surrender of Ordinary Shares by holders of Company Equity Awards in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the exercise, settlement or lapse of conditions or restrictions on the Company Equity Awards, (B) the withholding of Ordinary Shares to satisfy Tax obligations with respect to Company Equity Awards, (C) the acquisition by the Company of Ordinary Shares in connection with the forfeiture of Company Equity Awards, or (D) purchase, transfer or other disposal between or among the Company and its wholly owned subsidiaries;

(v)           make any loans, advances, capital contributions to, or other investments in, any Person (other than the Company or any of its wholly-owned subsidiaries) in excess of $10,000,000 in the aggregate;

(vi)          sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, permit to lapse or expire, grant an easement with respect to, grant any rights under, or subject to any Lien (other than Permitted Liens), allow to expire, fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of), or dispose of any assets, rights or properties (including Owned Real Property and Intellectual Property) other than (A) sale or disposition of inventory in the ordinary course of business consistent with past practice, (B) pursuant to existing Contracts in effect as of the date hereof, (C) between or among the Company and its wholly owned subsidiaries, (D) with respect to tangible assets, with a value of less than $10,000,000 in a single transaction or series of related transactions, or (E) such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete or immaterial Intellectual Property;

(vii)         declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s or its subsidiaries’ capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or any subsidiary of the Company);

(viii)        authorize or make any capital expenditures which are, in the aggregate, in excess of $15,000,000 other than as set forth in the annual budget made available to Parent and expenditures necessary to maintain assets in good repair consistent with the past practice;

(ix)           other than (A) as required by the terms of any Contract in effect as of the date hereof in accordance with its terms as of the date hereof or (B) in the ordinary course of business consistent with prior practice, (x) enter into any Contract that would have been a Material Contract or Material Lease if it had been in effect as of the date hereof, or (y) modify, amend, terminate, permit to expire or waive any material rights or obligations under any Material Contract or Material Lease which calls for annual aggregate payments of $10,000,000 or more and which cannot be terminated without material surviving obligations or material penalty upon notice of 90 days or less;

(x)            except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned subsidiaries of the Company, (x) incur, prepay, issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money in excess of $10,000,000 in a single transaction or series of related transactions, or (y) assume, guarantee or endorse the obligations of any Person (other than a wholly owned subsidiary of the Company) in excess of $10,000,000 in a single transaction or series of related transactions;

(xi)           except as required by Law or pursuant to this Agreement or as required by the terms of any Company Plan as in effect on the date hereof, (A) increase the compensation or benefits (including change in control, retention, severance termination pay, deferred compensation or other similar arrangement) of any current or former Company Employees except for (1) such increases as contemplated in the annual budget made available to Parent and (2) such additional increases (without taking into account the increases permitted under clause (1)) that in the aggregate do not cause an increase in the labor costs of the Company and its subsidiaries, taken as a whole, by more than 10% compared with the labor costs of the Company and its subsidiaries, taken as a whole, as of the date hereof, (B) make or grant any long-term incentive compensation (including equity-based incentive compensation), bonus, change in control, retention, severance, termination pay or other similar arrangement to any current or former Company Employees, (C) establish, adopt, enter into, amend or terminate any Company Plan or any employment, consulting or severance agreement or other similar arrangement with any current or former Company Employees, except in connection with an ordinary course hiring of employees whose annual base compensation is less than $400,000, (D) loan or advance any money or any other property to any current or former Company Employee, (E) hire (other than an ordinary course hiring of employees whose annual base compensation is less than $400,000) or terminate (other than for cause) any Company Employee with an annual base compensation in excess of $400,000, or (F) take any action to accelerate the vesting, funding or payment of any compensation, or benefits under, any Company Plan or otherwise;

(xii)         make any material change in any accounting principles, except as may be required to conform to changes in applicable Law or GAAP or regulatory requirements with respect thereto;

(xiii)        (A) make any change to any method of accounting for any material Tax, (B) make, revoke, or change any material Tax election, (C) surrender any claim for a refund of a material amount of Taxes, (D) enter into any closing agreement or other ruling or written agreement with a Tax authority with respect to any material Taxes, (E) amend any material Tax Return, or (F) settle or compromise any material Tax liability;

(xiv)        waive, release, settle or compromise any Action (A) entailing obligations that would impose any material restrictions on the business operations of the Company or its subsidiaries or (B) for an amount required to be paid by the Company and its subsidiaries in excess of $2,000,000 individually;

(xv)         fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvi)        enter any new line of business outside of its existing business as of the date hereof that is material to the Company and its subsidiaries, taken as a whole; or

(xvii)       agree, authorize or commit to do or take any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xv).

Section 5.2            Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, it shall not take any action or fail to take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Parent Material Adverse Effect.

Section 5.3            No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1 and Section 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1             Merger Schedule 13E-3; Proxy Statement.

(a)           As promptly as reasonably practicable after the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare the Proxy Statement relating to authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby (including the Merger). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Merger Schedule 13E-3 and use their reasonable best efforts to cause the initial Merger Schedule 13E-3 (with the initial Proxy Statement filed as an exhibit) to be filed with the SEC as promptly as reasonably practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Merger Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Merger Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Merger Schedule 13E-3 and the resolution of comments from the SEC.

(b)           Subject to applicable Law, prior to filing of the Merger Schedule 13E-3 (or any amendment or supplement thereto) with the SEC or responding to any comments, requests or other correspondences of the SEC, or any dissemination of the Proxy Statement to the shareholders of the Company, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such documents, which the Company shall consider in good faith. Each of the Company, Parent and Merger Sub shall furnish all information concerning such Party to the other Parties as reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Merger Schedule 13E-3. If at any time prior to the Shareholders Meeting, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement and Merger Schedule 13E-3 so that the Proxy Statement and Merger Schedule 13E-3 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party which discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. The Company shall promptly notify Parent and Merger Sub upon the receipt of any correspondences from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or the Merger Schedule 13E-3 and shall provide Parent with copies of all correspondences between the Company and its Representatives, on the one hand, and the SEC, on the other hand, relating to the Proxy Statement or the Merger Schedule 13E-3.

(c)            Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it specifically for use in the Proxy Statement or the Merger Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect.

(d)           Prior to the initial filing of the Merger Schedule 13E-3 pursuant to Section 6.1(a), if and to the extent applicable, with respect to any amendment to the Schedule 13E-3 filed with the SEC on February 19, 2020 by Beachhead Holdings Limited, Double Double Holdings Limited, Point Forward Holdings Limited, Centurium Capital Partners 2018, L.P. and certain other Buyer Group Parties relating to certain acquisitions of Ordinary Shares filed with the SEC by any Buyer Group Parties after the date of this Agreement (such amendment, as amended or supplemented thereto prior to the initial filing of the Merger Schedule 13E-3 pursuant to Section 6.1(a), the “Buyer Group Schedule 13E-3/A”), Parent and Merger Sub shall cause the filing parties of such Buyer Group Schedule 13E-3/A to (i) use reasonable best efforts so that such Buyer Group Schedule 13E-3/A will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) use reasonable best efforts to respond promptly to any comments of the SEC with respect to such Buyer Group Schedule 13E-3/A, (iii) promptly notify the Company upon the receipt of any correspondences from the SEC with respect to, or any request from the SEC for amendments or supplements to, such Buyer Group Schedule 13E-3/A and provide the Company with copies of all correspondences between the filing parties of such Buyer Group Schedule 13E-3/A, on the one hand, and the SEC, on the other hand, relating to such Buyer Group Schedule 13E-3/A, in each case after the date of this Agreement, and (iv) prior to filing of any amendment or supplement to such Buyer Group Schedule 13E-3/A with the SEC or responding to any comments, requests or other correspondences of the SEC after the date of this Agreement, provide the Company and its counsel with a reasonable opportunity to review and to comment on such documents, which such filing parties shall consider in good faith.

Section 6.2             Shareholders Meeting; Board Recommendation.

(a)           Subject to Section 6.3(c), the Company shall, as promptly as reasonably practicable following the date on which the SEC confirms that it has no further comments on the Merger Schedule 13E-3 and the Proxy Statement, take all actions required under the Cayman Companies Law, the Memorandum of Association and the applicable requirements of the Nasdaq Global Select Market necessary to duly call, give notice of, convene and hold an extraordinary general meeting of the Company for the purpose of approving this Agreement and the transactions contemplated hereby (including any adjournment thereof, the “Shareholders Meeting”); provided that the Company may postpone or adjourn such meeting solely (i) to the extent required by Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, or (iii) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting. Subject to Section 6.3(c) and Section 6.3(d), the Company, acting through its Board of Directors, shall (i) make the Recommendation and include in the Proxy Statement the Recommendation and (ii) use its reasonable best efforts to obtain the Company Requisite Vote.

(b)           Except as set forth in Section 6.3(c) and Section 6.3(d), the Board of Directors (and each of its committees) shall not (i) fail to include the Recommendation in the Proxy Statement, (ii) withdraw, modify, qualify or change, in each case in a manner adverse to Parent or Merger Sub, the Recommendation, (iii) publicly recommend to the shareholders of the Company an Acquisition Proposal or enter into any Alternative Acquisition Agreement, (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.3(e) with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made prior to the tenth Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer) or (v) resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (any of the actions described in the foregoing clauses (i) through (v), a “Change of Recommendation”).

(c)           For the avoidance of doubt, in the event that subsequent to the date of this Agreement, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee shall have made a Change of Recommendation or shall have provided any notice of its intent to make a Change of Recommendation pursuant to Section 6.3(c) or Section 6.3(d), the Company nevertheless shall continue to submit this Agreement to the holders of Ordinary Shares for approval at the Shareholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

Section 6.3             No Solicitation of Transactions.

(a)           Until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VIII, except as set forth in Section 6.3(b):

(i)            the Company and its subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

(A)          solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(B)           engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide any non-public information or data concerning the Company or any of its subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in furtherance of such Acquisition Proposal or such inquiry, proposal or offer;

(C)           approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for or relating to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (the “Alternative Acquisition Agreement”); or

(D)           amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of the Company or any of its subsidiaries (provided that if the Board of Directors determines in its good faith judgement upon the recommendation of the Special Committee, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make an Acquisition Proposal to the Board of Directors on a confidential basis); and

(ii)           the Company and its subsidiaries shall, and shall cause their respective Representatives to, (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; and (B) use their reasonable best efforts to request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)           Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Requisite Vote, the Company, its subsidiaries and its and their respective Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 6.2(b) or Section 6.3 (in each case other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub):

(i)            contact the Person who has made such Acquisition Proposal to clarify the terms and conditions thereof solely to the extent the Board of Directors (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in good faith that such contact is necessary to clarify ambiguities in the terms or conditions proposed in order to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)           provide information (including any non-public information or data concerning the Company or any of its subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and no later than the same day) make available to Parent any non-public information concerning the Company or any of its subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; or

(iii)          engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.3(b)(ii) or Section 6.3(b)(iii), the Board of Directors (upon the recommendation of the Special Committee), or the Special Committee, shall have determined in its good faith judgement, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Vote, if the Company shall have received an Acquisition Proposal that was not obtained in violation of Section 6.2(b) or Section 6.3 (in each case other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Board of Directors determines in its good faith judgement upon the recommendation of the Special Committee, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with the directors’ fiduciary duties under applicable Laws, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee may effect a Change of Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.1(d)(iii) to enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately prior to, concurrently with or immediately following such termination, but only if:

(i)            the Company shall have complied with the requirements of Section 6.2(b), Section 6.3(a) and Section 6.3(b) with respect to such Acquisition Proposal (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub);

(ii)           (A) the Company shall have provided prior written notice (the “Notice of Superior Proposal”) to Parent that the Company has received a Superior Proposal, specifying the identity of the party making such Superior Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal received, indicating that the Company intends to effect a Change of Recommendation or take any other action described in this Section 6.3(c) (it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change of Recommendation), and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Notice of Superior Proposal (or, if delivered after 5:00 p.m. Hong Kong Time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five Business Days later at 5:00 p.m. Hong Kong Time (the “Superior Proposal Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments, and (2) shall permit Parent and its Representatives during the Superior Proposal Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.3(c)(ii) with respect to such new written notice; provided, further, that with respect to each such new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a two Business Day period rather than the five Business Day period first described above; and

(iii)          following the end of the Superior Proposal Notice Period (and any renewed period thereof), the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee, shall have determined in its good faith judgement (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, that the Acquisition Proposal continues to constitute a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Vote, if an Intervening Event has occurred and the Board of Directors determines, in its good faith judgement upon the recommendation of the Special Committee, after consultation with its financial advisor and outside legal counsel, that failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee may effect a Change of Recommendation; provided that prior to effecting a Change of Recommendation in connection with an Intervening Event in accordance with this Section 6.3(d), (i) the Company shall have provided a prior written notice (the “Notice of Intervening Event”) to Parent that the Board of Directors intends to effect a Change of Recommendation pursuant to this Section 6.3(d), describing in reasonable detail the facts of such Intervening Event, and (ii) the Company (A) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Notice of Intervening Event (or, if delivered after 5:00 p.m. Hong Kong Time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five Business Days later at 5:00 p.m. Hong Kong Time (the “Intervening Event Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments in a manner that obviates the need for such Change of Recommendation or so that the failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) shall permit Parent and its Representatives during the Intervening Event Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (iii) following the end of the Intervening Event Notice Period, the Board of Directors (upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that failure to make a Change of Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)            Nothing contained in this Section 6.3 shall be deemed to prohibit the Company or its Board of Directors (or the Special Committee) from taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or from making any legally required disclosure.

(f)            The Company agrees that it will as promptly as practicable (and, in any event, within 48 hours) notify Parent if it or, to its knowledge, any of its Representatives becomes aware that any Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, its Board of Directors (or any committee thereof) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the material terms and conditions of such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of any material change to the terms of any such Acquisition Proposal (or such inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal) and the status of any such discussions or negotiations.

(g)           For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)            “Acquisition Proposal” means any proposal or offer from any Person (other than Parent and Merger Sub) relating to (1) any direct or indirect acquisition, license or purchase of a business that constitutes 20% or more of the total revenues or total assets of the Company and its subsidiaries, taken as a whole, (2) any direct or indirect acquisition, purchase or issuance of 20% or more of the total voting power of the equity interests of the Company, (3) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity interest of the Company, or (4) any merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the total revenues or total assets of the Company and its subsidiaries, taken as a whole); provided that the Merger shall not be deemed an Acquisition Proposal.

(ii)           “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of this Agreement affecting or with respect to the Company and its subsidiaries or their business, assets or operations that was not known or reasonably foreseeable to either the Board of Directors or the Special Committee on the date of this Agreement, which change, event, occurrence or development becomes known to the Board of Directors or the Special Committee before receipt of the Company Requisite Vote; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

(iii)          “Superior Proposal” means a bona fide and written Acquisition Proposal (provided that, for purposes of the definition of Superior Proposal, each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) that the Board of Directors in good faith judgement upon the recommendation of the Special Committee determines (A) would be reasonably likely to be consummated in accordance with its terms and (B) would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company (other than holders of the Excluded Shares) than the transactions contemplated hereby, in each case, after (x) consultation with its financial advisor and outside legal counsel and (y) taking into account all such factors and matters deemed relevant in good faith by the Board of Directors, including legal, financial, regulatory or other aspects of such Acquisition Proposal and the transactions contemplated hereby and after taking into account any changes to the terms of this Agreement offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.3(c); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (i) such Acquisition Proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its subsidiaries by the party making the offer (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 6.6 in any documentation for such transaction) or (ii) the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.

(h)           Notwithstanding anything to the contrary set forth in this Section 6.3, the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 6.3 by any subsidiary of the Company or their or the Company’s Representatives shall constitute a breach of this Section 6.3 by the Company, and (ii) it shall not nor shall it permit its subsidiaries to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 6.3 or otherwise complying with this Section 6.3.

(i)            Other than the Buyer Group Contracts, Parent and Merger Sub shall not, and shall cause the other Buyer Group Parties not to, enter into or seek to enter into any arrangements or Contracts that are effective prior to obtaining the Company Requisite Vote with any director, management member or any other employee of the Company or its subsidiaries that contain any terms that prohibit or restrict such director, management member or employee from taking any actions on behalf of the Company or any of its subsidiaries in connection with any Acquisition Proposal to the extent such actions are permitted to be taken by the Company pursuant to this Section 6.3.

Section 6.4             Further Action; Efforts.

(a)            Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable following the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and obtaining as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits and Orders necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; and (ii) none of the Parties or any of their respective Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action.

(b)            Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with any Governmental Entity and in connection with any investigation or other inquiry by any Governmental Entity, including any proceeding before any Governmental Entity that is initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable for any application or other filing to be made by the other Party to any Governmental Entity pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any material and substantive communication received by such Party from, or given by such Party to, any Governmental Entity regarding any of the transactions contemplated hereby; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Entity in connection with the transactions contemplated hereby; and (v) permit the other Party to review, and to the extent practicable consult with the other Party in advance and consider in good faith the other Party’s reasonable comments in connection with, any material communication with any Governmental Entity in connection with the transactions contemplated hereby; provided that each Party shall be entitled to redact materials (1) as necessary to comply with contractual arrangements, (2) as necessary to address reasonable legal privilege or confidentiality concerns or (3) to the extent relating to Company valuation and similar matters relating to the Merger.

(c)            No Party shall independently participate in any substantive meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby without giving the other Parties prior notice of such meeting and, to the extent permitted by such Governmental Entity, giving the other Parties the opportunity to attend or participate in such meeting.

Section 6.5             Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any material written notice or other written communication received by such Party from any Governmental Entity in connection with the Merger or any of the other transactions contemplated hereby, (b) any written notice or other written communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent and (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries or Affiliates which relate to the Merger or any of the other transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the failure to give prompt notice pursuant to this Section 6.5 shall not constitute a failure of a condition set forth in Article VII.

Section 6.6             Access to Information; Confidentiality.

(a)            From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, (i) afford Parent and its Representatives reasonable access, consistent with applicable Law, at normal business hours to the Company’s and its subsidiaries’ respective senior officers and key employees, properties, offices, books and records, and (ii) furnish to Parent reasonably promptly such existing financial, operating and other data and information concerning the Company’s and its subsidiaries’ businesses and properties as Parent or its Representatives may from time to time reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or the prompt and timely discharge by such officers or employees of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its subsidiaries or contravene any applicable Law or requirements of any Governmental Entity or any binding agreement entered into prior to the date of this Agreement (provided that the Company shall, and shall cause its subsidiaries to, use reasonable best efforts to cooperate with Parent in seeking and obtaining any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such violation, contravention, prejudice, or loss of privilege). All requests for information made pursuant to this Section 6.6(a) shall be directed to the executive officer or other Person designated by the Company.

(b)           With respect to the information disclosed pursuant to Section 6.6(a) or Section 6.6(c), each of Parent and Merger Sub shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreements, dated October 20, 2019, between the Company and each of Beachhead Holdings Limited, PWM, Parfield International Ltd., CITIC Capital China Partners IV, L.P., HH SUM-XXII Holdings Limited and V-Sciences Investments Pte Ltd, respectively, and the confidentiality agreement, dated October 14, 2020, between the Company and Mr. Joseph Chow (in each case, as amended, restated, supplemented or otherwise modified from time to time, collectively, the “Confidentiality Agreements”), which shall remain in full force and effect in accordance with their respective terms. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to Section 6.6(a) or Section 6.6(c) by its Representatives.

(c)           Subject to applicable Law, upon reasonable prior written notice from Parent or any one or more Person(s) designated by PWM, the Company shall use its reasonable best efforts to furnish all information concerning the Company as reasonably requested for PWM to comply with the applicable securities Laws and stock exchange rules in connection with the preparation and publication of PWM’s announcements and circulars in respect of a PWM’s shareholder meeting (including any adjournment thereof) convened for the purpose of approving (i) PWM’s voting of the Ordinary Shares beneficially held by it in favor of the approval of this Agreement, the Merger and the other transactions contemplated under this Agreement and (ii) PWM’s transfer of Ordinary Shares to certain Buyer Group Parties; provided that, the Company is not required to provide any confidential information or commercially sensitive information to PWM pursuant to this Section 6.6(c); provided further, that the Company is not required to provide any information to PWM pursuant to this Section 6.6(c) unless Parent has agreed to pay relevant costs and expenses as may be incurred by the Company and its Representatives in connection with the provision of such information.

Section 6.7            Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq Global Select Market to enable the delisting by the Surviving Company of the Ordinary Shares from the Nasdaq Global Select Market and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8            Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, except as may be required by applicable Law, the Company and Parent shall consult with each other before the Company or any Buyer Group Party issues any press release, has any communication with the press, making any other public statement with respect to this Agreement or the transactions (including the Merger) contemplated by this Agreement, and shall provide each other a reasonable opportunity to review and comment on (and reasonably consider such proposed comments), such press releases, communication or public statement. Notwithstanding the foregoing, the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company, Parent or Merger Sub in connection with a Change of Recommendation made in compliance with this Agreement. Notwithstanding the foregoing in this Section 6.8 and subject to the compliance with applicable Confidentiality Agreements, Parent, Merger Sub and their respective Affiliates may provide communications regarding this Agreement and the transactions contemplated hereby (to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 6.8) to existing or prospective general and limited partners, equity holders, members, managers, investors of any Affiliates of such Person, any Debt Financing Sources or any of their Affiliates or professional advisers, in each case, who are subject to customary confidentiality restrictions.

Section 6.9            Employee Benefits.

(a)           For a period of 12 months following the Effective Time, Parent shall provide, or shall cause the Surviving Company or its subsidiaries to provide, to each employee of the Company or its subsidiaries who continues to be employed by the Surviving Company or any subsidiary thereof immediately following the Closing Date (the “Continuing Employees”), (i) a salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding any change in control, retention, transaction, or similar bonuses) that with respect to each Continuing Employee, is, in the aggregate, no less favorable than the salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding long-term or equity based awards or benefits or any change in control, retention, transaction, or similar bonuses) that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee welfare and other benefits (excluding defined benefit pension benefits, equity or equity based awards or benefits, deferred compensation benefits and retiree medical and other post-termination medical and welfare benefits) that are substantially comparable in the aggregate to the employee welfare and other benefits (excluding defined benefit pension benefits, equity or equity-based awards or benefits, deferred compensation benefits and retiree medical and other post-termination medical and welfare benefits) that were provided to such Continuing Employees under the Company Plans in effect immediately prior to the Effective Time.

(b)           With respect to any benefit plan or arrangement (excluding any defined benefit pension or retiree or post-termination health or welfare benefit plan or arrangement) maintained by Parent, or its Affiliates (including the Surviving Company) in which any Continuing Employee is eligible to participate during the calendar year in which the Closing Date occurs (each, a “Parent Plan”), for purposes of determining eligibility to participate, level of benefits (solely for vacation, paid time off and severance), and vesting, each Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Affiliates (including the Surviving Company) as of the Closing Date to the same extent and for the same purpose that such service was credited for such Continuing Employee under the corresponding Company Plan in effect immediately prior to the Closing; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits, compensation, or coverage for the same period of service. With respect to any Parent Plan that is a group health plan, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, use reasonable best efforts to (i) waive, or cause to be waived, all preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) to the extent such conditions, limitations, exclusions, requirements and waiting periods were already satisfied or did not apply under the corresponding Company Plan that is a group health plan; and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) under a Company Plan that is a group health plan during the portion of the applicable plan year prior to the Closing Date for purposes of satisfying the applicable plan year’s deductible and co-payment limitations under the Parent Plan that is a group health plan in which each Continuing Employee (and his or her eligible dependents) participate during such applicable plan year.

(c)           Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Plans, subject to the amendment and termination provisions thereof as in effect on the date hereof.

(d)           Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to employment (or any term or condition of employment) or to continue in the employ or service of Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Person or any Continuing Employee at any time and for any reason whatsoever, with or without cause, subject to the terms of any applicable Company Plan or Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment, termination or other modification of any Company Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Company or any subsidiary or Affiliate of Parent or the Surviving Company from amending or terminating any Company Plans or any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third-party beneficiary or other rights or remedies in any Person, other than the Parties, including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10           Directors’ and Officers’ Indemnification and Insurance.

(a)            From and after the Effective Time, Parent shall cause the Surviving Company to agree that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any actual or threatened Actions, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur (including acts or omissions with respect to the approval of this Agreement or the transactions contemplated hereby or arising out of or pertaining to the transactions contemplated hereby and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the Cayman Islands and its Memorandum of Association in effect on the date of this Agreement to indemnify such Person and Parent or the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10.

(b)           Parent shall cause the Surviving Company to honor and perform the obligations under any indemnification provision and any exculpation provision in the in the Company’s Memorandum of Association. The provisions in the Surviving Company’s memorandum and articles of association with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Memorandum of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party except as required by applicable Law.

(c)           Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.10(c) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In addition, at Parent’s request, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance. In the event Parent elects for the Company to purchase such a “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements by and among the Company or any of its subsidiaries and any Indemnified Party as in effect as of the Effective Time.

(d)            If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.10.

(e)            The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and Representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.10.

(f)            The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Memorandum of Association of the Company or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

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Section 6.11           Parent Financing.

(a)            Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, provided that Parent and Merger Sub may amend, replace, supplement or modify the Debt Financing Commitments to add or join lenders, lead arrangers, bookrunners, syndication agent or similar entities as parties thereto who have not executed the Debt Financing Commitment as of the date hereof, (ii) satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Financing Commitments and the definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing substantially concurrently therewith), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments prior to the Closing Date and (iv) enforce its rights under the Financing Commitments and consummate the Financing prior to or at the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments or the definitive agreements with respect thereto, or unfavorable from the standpoint of Parent and/or Merger Sub, Parent and Merger Sub shall promptly so notify the Company and use their reasonable best efforts to arrange to obtain alternative financing (the “Alternative Financing”), including from alternative sources, as promptly as practicable following the occurrence of such event in an amount, when added with Parent and Merger Sub’s existing cash on hand, the Equity Financing Commitments and the Available Company Cash Financing, sufficient to consummate the transactions contemplated by this Agreement, which Alternative Financing would not involve terms and conditions in the aggregate that are materially less favorable, from the standpoint of Parent and/or Merger Sub than the Debt Financing Commitments as in effect on the date hereof. None of Parent and Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Financing Commitments or any definitive agreements with respect thereto without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the availability of the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments or any definitive agreements with respect thereto. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the financing sources under any Financing Commitments or definitive agreement with respect thereto other than in accordance with the terms thereof. Upon any amendment, supplement or modification of the Debt Financing Commitments made in compliance with this Section 6.11 (excluding any amendment for the sole purpose of joining or adding additional commitment parties thereto), Parent shall provide a copy thereof to the Company and the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented or modified, including any Alternative Financing.

(b)            The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, (x) (A) upon receipt of at least five (5) Business Days’ prior written request from Parent, the Company shall provide evidence reasonably satisfactory to Parent and Merger Sub that the aggregate amount of Onshore Available Company Cash is, or will as at the proposed Closing Date be, at least US$200,000,000 (or its equivalent in RMB, to be calculated at the average rate of exchange for the purchase of USD with RMB in the PRC interbank foreign exchange market for the 60 days immediately preceding the proposed initial utilisation date under the Debt Financing as notified by Parent), and (B) if the aggregate amount of Onshore Available Company Cash is expected to be less than US$200,000,000 (or its equivalent in RMB, to be calculated at the average rate of exchange for the purchase of USD with RMB in the PRC interbank foreign exchange market for the 60 days immediately preceding the proposed initial utilisation date under the Debt Financing as notified by Parent) as at the proposed Closing Date, the Company shall cause a sufficient amount of Offshore Available Company Cash to be injected, directly or indirectly, into the Company’s subsidiaries incorporated in the PRC as capital increase(s), extended to such subsidiaries as shareholders’ loan(s), transferred to the bank accounts of such subsidiaries or otherwise such that after such injection, extension, transfer or otherwise, the aggregate amount of Onshore Available Company Cash will be at least US$200,000,000 (or its equivalent in RMB, to be calculated at the average rate of exchange for the purchase of USD with RMB in the PRC interbank foreign exchange market for the 60 days immediately preceding such utilisation date) as at the proposed Closing Date, and (y) in addition to the Onshore Available Company Cash, the aggregate amount of Offshore Available Company Cash shall equal or exceed US$480,000,000 (such financing using the Offshore Available Company Cash pursuant to the foregoing clause (y), the “Available Company Cash Financing”) as at the proposed Closing Date and the Company shall, upon and in accordance with written request of Parent at least five Business Days prior to the proposed Closing Date, deposit, or cause to be deposited, all or any portion of the Available Company Cash Financing with the Paying Agent as a source of funds for the payment of the aggregate Per Share Merger Consideration pursuant to Section 2.3(a) or make available all or any portion of the Available Company Cash Financing for use as a source of funds for the payment of the aggregate amount payable by Parent and Merger to holders of Company Equity Awards pursuant to Section 2.2(b); provided that, (i) in no event shall such use of the Available Company Cash Financing or the Onshore Available Company Cash render the Company or any of its subsidiaries or the Company and its subsidiaries on a consolidated basis to be insolvent immediately after the Closing, (ii) the Company and its subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages if the Available Company Cash Financing or the Onshore Available Company Cash becomes unavailable for any reason, and (iii) Parent shall use its commercially reasonable efforts to cause the Paying Agent to immediately refund and deliver to the Company all Available Company Cash Financing that has been deposited with the Paying Agent if the Effective Time has not occurred within five (5) Business Days following such deposit by the Company. The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing.

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(c)            Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause its subsidiaries and its Representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing (or any Alternative Financing obtained in accordance with Section 6.11(a)), including using reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub and their financing sources with the financial information and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Parent or Merger Sub in connection with the Debt Financing (or any Alternative Financing) or customary for the placement, arrangement or syndication of loans or distribution of debt contemplated by the Debt Financing (or any Alternative Financing) to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of the Debt Financing (or any Alternative Financing), (ii) upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies at reasonable times and locations mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent , Merger Sub and any of their financing sources, (iii) obtaining customary accountant’s comfort letters or consents for use of their reports and customary representation letters requested by Parent, Merger Sub and any of their financing sources in connection with the Debt Financing or any Alternative Financing, and (iv) reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents, customary certificates and other documents (including original stock certificates), to the extent reasonably requested by Parent and/or Merger Sub (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing and none of the foregoing shall be effective prior to (or not contingent upon) the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its subsidiaries or any of their respective officers or employee involved), (v) reasonably assisting with procuring customary payoff letters, lien releases, terminations, deregistrations or filings, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing or any Alternative Financing to evaluate the Company’s or any of its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, and (vii) providing information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001. Notwithstanding the foregoing, (x) nothing in this Section 6.11 shall require such cooperation to the extent it would unreasonably and materially interfere with the business or operations of the Company and its subsidiaries, (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments (or any Alternative Financing) or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing (or any Alternative Financing) or any of the foregoing prior to the Effective Time and (z) nothing in this Section 6.11 shall require the Company or any of its subsidiaries to be an issuer or other obligator with respect to any Debt Financing (or any Alternative Financing) prior to the Effective Time.

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(d)            Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its subsidiaries or their respective Representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 6.11 and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the performance of their respective obligations under this Section 6.11 (including any action taken in accordance with this Section 6.11) and any information utilized in connection therewith, except in the event such losses arose out of or resulted from (x) the willful misconduct of such Person or (y) misstatements or omissions in written historical information provided by or on behalf of the Company or its subsidiaries specifically for use in connection with the Debt Financing (or any Alternative Financing obtained in accordance with Section 6.11(a)).

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(e)            The Company hereby consents to the use of the logos of the Company and its subsidiaries by Parent and Merger Sub in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill.

Section 6.12           Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent shall use its reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 6.13           Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or, to the knowledge of the Company, threatened in writing, against the Company, its officers or any members of the Board of Directors prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation, or take any action to settle, without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.14           Resignation of Directors. To the extent requested by Parent in writing at least five Business Days prior to the Closing, at the Closing, the Company shall use its reasonable best efforts to cause to be delivered to Parent the resignation of all members of the Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.15           Obligations of Merger Sub; Obligations of Subsidiaries.

(a)            Parent shall take all actions necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

(b)           The Company shall take all actions necessary to cause its subsidiaries to perform their respective obligations under this Agreement.

Section 6.16           Actions Taken at Direction of Parent, Merger Sub or Rollover Securityholders. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if such breach or alleged breach is the proximate result of action or inaction not required by this Agreement taken by the Company at the direction of Parent, Merger Sub or any Rollover Securityholder, regardless of whether there is any approval or direction of the Board of Directors or the Special Committee.

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Section 6.17          No Amendment to Buyer Group Contracts. Without the Company’s prior written consent, Parent and Merger Sub shall not, and shall cause the other Buyer Group Parties not to, (a) enter into any Contract or amend, modify, withdraw or terminate any Buyer Group Contract or waive any rights thereunder, in each case, in a manner that has or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement that is not provided or expressly contemplated in the Buyer Group Contracts as of the date hereof.

Article VII
CONDITIONS OF MERGER

Section 7.1              Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Closing Date of the following conditions:

(a)            Shareholder Approval. The Company Requisite Vote shall have been obtained; and

(b)           Orders. No Order which prohibits, restrains, makes illegal or enjoins the consummation of the transactions (including the Merger) contemplated by this Agreement shall remain in effect.

Section 7.2             Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties. (i) Other than the representations and warranties of the Company set forth in Section 3.1(a), Section 3.3(a), the first two sentences in Section 3.3(c), Section 3.4, Section 3.9(b), Section 3.20 and Section 3.21, the representations and warranties of the Company contained in Article III (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, does not constitute a Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 3.9(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (iii) the representations and warranties of the Company set forth in Section 3.3(a) shall be true and correct (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of the Company set forth in Section 3.1(a), the first two sentences in Section 3.3(c), Section 3.4, Section 3.20 and Section 3.21 shall be true and correct in material respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

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(b)            Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date;

(c)            Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(d)            Dissenting Shareholders. The aggregate amount of Dissenting Shares shall be less than 8% of the total outstanding Ordinary Shares immediately prior to the Effective Time.

Section 7.3             Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date hereof and the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, have not and would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement (a “Parent Material Adverse Effect”);

(b)            Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date; and

(c)            Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4             Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

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Article VIII
TERMINATION

Section 8.1             Termination.

This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:

(a)            by mutual written consent of Parent and the Company;

(b)            by written notice from either Parent or the Company if any Order having the effect set forth in Section 7.1(b) shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach has been the primary cause of such Order;

(c)            by written notice from either Parent or the Company if the Merger shall not have been consummated on or before August      , 2021 (such date, as it may be extended in accordance with the following proviso, the “End Date”); provided that the End Date may be extended by mutual written agreement of Parent and the Company; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach has been the primary cause of the failure of the Merger to be consummated on or before the End Date;

(d)            by written notice from the Company if:

(i)            there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and, in either such case, such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(ii)           (A) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (B) Parent and Merger Sub fail to consummate the Merger within five Business Days of the date on which the Closing should have occurred pursuant to Section 1.2 and (C) the Company has given Parent a written notice of a proposed Closing Date (which shall be at least five Business Days prior to such termination) and that the Company is ready, willing and able to consummate the Merger on such date (the “Closing Notice”); or

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(iii)          prior to obtaining the Company Requisite Vote, (A) the Board of Directors or the Special Committee has authorized the Company to effect a Change of Recommendation pursuant to Section 6.3(c) due to a Superior Proposal and (B) immediately prior to, concurrently with or immediately following the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal; provided that the Company (y) shall have complied with all the requirements of Section 6.2(b) and Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (z) shall have concurrently paid all the Company Termination Fee pursuant to Section 8.2(b)(i).

(e)           by written notice from Parent if:

(i)            there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and, in either such case, such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; or

(ii)          the Board of Directors or the Special Committee shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation; or

(f)            by written notice from either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment thereof, in each case, at which a vote on the approval of this Agreement, the Merger and the other transactions contemplated hereby was taken.

Section 8.2             Effect of Termination.

(a)            In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and there shall be no liability or obligation under this Agreement on the part of any Party hereto, except as provided in Section 6.6(b), Section 6.8 (Publicity), the expense reimbursement and indemnification provisions of Section 6.11(d), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses) and Article IX (General Provisions) (with respect to Section 9.12 (Specific Performance) only as it relates to other surviving provisions), which shall survive such valid termination in accordance with its terms and conditions. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12.

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(b)           In the event that:

(i)            this Agreement is validly terminated by Parent pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii) or by the Company pursuant to Section 8.1(d)(iii), then the Company shall pay to Parent (or one or more of its designees) a fee of $30,360,000 (the “Company Termination Fee”) by wire transfer of immediately available funds, such payment to be made (A) at or prior to the date of termination in the case of a termination pursuant to Section 8.1(d)(iii) or (B) as promptly as reasonably practicable (and in any event within five Business Days following such termination) in the case of a termination pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii).

(ii)           this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) and (A) at any time after the date of this Agreement and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting) a bona fide Acquisition Proposal shall have been publicly announced or an Acquisition Proposal shall have otherwise become publicly known or delivered to the Company and not withdrawn, and (B) within 12 months of such termination, the Company or any of its subsidiaries shall have entered into a definitive agreement with respect to, or shall have consummated, any Acquisition Proposal, then, within five Business Days after the earlier of the date on which such definitive agreement is entered into or such Acquisition Proposal is consummated, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(iii)         this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), Parent shall pay to the Company a fee of $68,310,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within five Business Days of the applicable termination. Notwithstanding anything herein to the contrary, if this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(ii) and if (A) the aggregate amount of Onshore Available Company Cash is or will be less than $200,000,000 (or its equivalent in RMB, to be calculated at the average rate of exchange for the purchase of USD with RMB in the PRC interbank foreign exchange market for the 60 days immediately preceding the proposed initial utilisation date as notified by Parent) or (B) the aggregate amount of Offshore Available Company Cash is or will be less than $480,000,000, in each case as at the proposed Closing Date set forth in the Closing Notice, the “Parent Termination Fee” shall instead mean $0.

(c)           The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

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(d)            Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or Parent fails to timely pay an amount due pursuant to Section 8.2(b)(iii), the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable) in connection with the collection and enforcement of this Section 8.2, together with interest on the unpaid amount of such payment under Section 8.2(b)(i), Section 8.2(b)(ii) or Section 8.2(b)(iii), as the case may be, from the date such payment was required to be made at the prime rate as published in Wall Street Journal Table of Money Rates on such date plus 2.00% in effect on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.12, if the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii) and, if and to the extent applicable, the costs and expenses of Parent pursuant to Section 8.2(d), shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent Related Parties and Lender Related Parties against the Company and its subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (each a “Company Related Party”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided, that in no event shall Company Related Party be subject to monetary damages in excess of the amount of the Company Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 6.8 and Section 8.2(d)).

(f)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.12, if Parent or Merger Sub fails to effect the Closing for any reason or no reason or breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(b)(iii) and, if and to the extent applicable, the costs and expenses of the Company pursuant to Section 8.2(d) and Section 6.11(d), and the Company’s rights under the Limited Guarantees, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, any Guarantor, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (each a “Parent Related Party”) or any Debt Financing Source under the Debt Financing (or any Alternative Financing) and any of their respective Affiliates (other than Parent, Merger Sub or the Guarantors) (a “Lender Related Party”) for any breach, loss, damage or failure to perform under or otherwise arising from or in connection with this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided, that in no event shall Parent Related Party be subject to monetary damages in excess of the amount of the Parent Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 6.6(b), Section 6.8, Section 6.11(d) and Section 8.2(d)).

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Section 8.3             Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Article IX
GENERAL PROVISIONS

Section 9.1             Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, except for (a) the covenants and agreements contained in this Article IX, Article II, Section 6.9 (Employee Benefits) and Section 6.10 (Directors’ and Officers’ Indemnification and Insurance), and (b) those other covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed.

Section 9.2             Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that the Company may only take such action with the approval of the Special Committee. No amendments or modifications to the provisions of which the Lender Related Parties are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner materially adverse to any such Lender Related Party without the prior written consent of such Lender Related Party (which shall not be unreasonably withheld, conditioned or delayed).

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Section 9.3            Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided that the Company may only take such action with the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 9.4            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested and providing proof of delivery) to the respective Parties at the following addresses, facsimile numbers or email addresses as follows (or at such other address, facsimile number or email address for a Party as shall be specified by like notice):

(a)            if to Parent or Merger Sub:

c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

with a copy to:

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
Attention: Andrew Chan
Email: andrew.chan@centurium.com

with an additional copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Attention:      Gary Li; Sarkis Jebejian; Xiaoxi Lin; James Jian Hu
Facsimile:      +852 3761 3301
Email:             gary.li@kirkland.com; sarkis.jebejian@kirkland.com; xiaoxi.lin@kirkland.com; james.hu@kirkland.com

(b)            if to the Company:

Special Committee of the Board of Directors

China Biologic Products Holdings, Inc.
18th Floor, Jialong International Building, 19 Chaoyang Park Road,

Chaoyang District, Beijing, 100125, People’s Republic of China
Attention:      Sean Shao
Email:            mosswood@139.com

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with an additional copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

2201 China World Office 2, 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing 100004, China
Attention:      Howard Zhang
Facsimile:     +86 10 8567 5102
Email:      howard.zhang@davispolk.com

Section 9.5            Certain Definitions.

(a)           Defined Terms. For purposes of this Agreement:

“A&R Consortium Agreement” means that certain amended and restated consortium agreement, dated as of the date hereof, by and among Beachhead Holdings Limited, Point Forward Holdings Limited, Double Double Holdings Limited, PWM, Parfield International Ltd., CITIC Capital China Partners IV, L.P. (represented by its general partner CCP IV GP Ltd.), 2019B Cayman Limited, HH SUM-XXII Holdings Limited, V-Sciences Investments Pte Ltd, Mr. Joseph Chow and other parties named therein (as may be further amended, restated, supplemented or otherwise modified from time to time);

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is no less favorable to the Company than in the Confidentiality Agreements (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement);

“Affiliate” means, with respect to any Person, any other Person that is directly or indirectly, controlling, controlled by, or under common control with, such Person;

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the Cayman Islands, the PRC, Hong Kong or the City of New York, New York;

“Buyer Group Contracts” means, collectively, Contracts as set forth in Section 9.5(a) of the Parent Disclosure Letter;

“Buyer Group Parties” means Parent, Merger Sub, each of the Guarantors, each of the Rollover Securityholders and the respective Affiliates of each of the foregoing, excluding the Company or any of its subsidiaries, and a “Buyer Group Party” means any of them; provided that for the purposes of this definition, solely with respect to V-Sciences Investments Pte Ltd, “Affiliate” means (i) Temasek Holdings (Private) Limited (“Temasek Holdings”); and (ii) Temasek Holdings’ wholly-owned subsidiaries: (A) whose boards of directors or equivalent governing bodies comprise solely of employees or nominees acting under the direction and instructions of (a) Temasek Holdings; (b) Temasek Pte. Ltd. (being a wholly-owned subsidiary of Temasek Holdings); and/or (c) wholly-owned subsidiaries of Temasek Pte. Ltd.; and (B) whose principal activities are that of investment holding, financing and/or the provision of investment advisory and consultancy services. For the purposes of paragraph (ii)(A) of this definition, “nominee” shall mean any person acting under the direction and instructions of Temasek Holdings, Temasek Pte. Ltd. and/or wholly-owned subsidiaries of Temasek Pte. Ltd.;

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“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company Data” means trade secrets, confidential information, and Personal Data owned, used or held for use by the Company or its subsidiaries;

“Company Equity Award” means any Company Option, Company Restricted Share Award or Company RSU Award, whether granted pursuant to the Company Share Plans or otherwise;

“Company Option” means each outstanding share option issued by the Company pursuant to any Company Share Plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award;

“Company Restricted Share Award” means each outstanding award of restricted Ordinary Shares issued by the Company pursuant to any Company Share Plan that is subject to transfer and other restrictions which lapse upon the vesting of such award;

“Company RSU Award” means each outstanding award of restricted share units issued by the Company pursuant to any Company Share Plan that entitles the holder thereof to receive Ordinary Shares or cash equal to or based on the value of Ordinary Shares;

“Company Share Plans” means, collectively, the Company’s 2008 Equity Incentive Plan and the Company’s 2019 Equity Incentive Plan (each as amended from time to time), and a “Company Share Plan” means any one of the foregoing plans;

“Company Systems” means all computerized, automated, information technology or similar systems, platforms and networks owned or controlled by, for, or on behalf of the Company or any of its subsidiaries, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms, and data and information contained in or transmitted by any of the foregoing, together with documentation relating to any of the foregoing;

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Data Privacy and Security Requirements” mean (i) the Company’s and its subsidiaries’ internal or posted written policies and procedures with respect to privacy, Personal Data, data and system security; (ii) applicable privacy and data security Laws and industry standards (including the Payment Card Industry Data Security Standards); and (iii) applicable requirements relating to data collection, use, privacy, security or protection under any Contracts binding upon the Company or its subsidiaries;

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“Debt Financing Sources” means the entities party to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable), any Person who signs a joinder to, or other definitive documentation with respect to, the Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) and any Person that provides, or in the future enters into any Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) to provide, any of the Debt Financing (or the Alternative Financing, if applicable), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, shareholders, limited partners, managers, members or partners, other than in each case Parent, Merger Sub or Guarantors;

“Excluded Shares” means, collectively, Cancelled Shares and Rollover Shares;

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection;

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

“Government Official” means: (i) any official, officer, employee or any person acting in an official capacity for or on behalf of any Governmental Entity; or (ii) any political party or party official or candidate for political office;

“Hong Kong” means the Hong Kong Special Administrative Region;

“Intellectual Property” means all of the following in any jurisdiction in the world: (i) inventions, whether patentable or not, and all patents and patent applications; (ii) copyrights, copyrightable works, works of authorship, content, moral rights, and data and database rights; (iii) Software; (iv) trademarks, service marks, domain names, corporate names, trade names, logos, designs, brands, rights to social media accounts, trade dress, other indicia of source, origin or quality, and the goodwill of the business symbolized by any of the foregoing; (v) know-how, trade secrets, confidential information, and Personal Data; (vi)  rights of privacy and publicity; (vii) registrations, applications and renewals related to any of the foregoing; and (viii) all other intellectual property, industrial property and similar proprietary rights of any kind or nature;

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“knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 9.5(a) of the Parent Disclosure Letter;

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

“Lease” means any and all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements pursuant to which the Company or any of its subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of the Company’s subsidiaries thereunder;

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon;

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“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has, or would reasonably be expected to have, a material adverse effect on the business, results of operation, financial condition or assets of the Company and its subsidiaries, taken as a whole, provided that, no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) (A) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States, the PRC or elsewhere in the world in which the Company or its subsidiaries have material operations, including as a result of changes in geopolitical conditions and (B) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates, (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) (A) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, or the identity of Parent, the Guarantors, the Rollover Securityholders or any of their respective Affiliates, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries, (B) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and (C) any action taken or omitted by the Company at the express written request of or with the express written consent of Parent or Merger Sub, provided that this clause (iii) shall not apply to any representation or warranty set forth in Section 3.5, (iv) changes in any applicable Laws or regulations or GAAP or other applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God, pandemic (including the COVID-19 virus pandemic) or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any decline in the market price or trading volume of the Ordinary Shares or the credit rating or credit rating outlook of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect), or (viii) any Action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger, or (ix) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Company and its subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

“material subsidiaries” means, collectively, Shandong Taibang Biological Products Co., Ltd. (山东泰邦生物制品有限公司), Guizhou Taibang Biological Products Co., Ltd. (贵州泰邦生物制品有限公司), TianXinFu (Beijing) Medical Appliance Co., Ltd. (天新福（北京）医疗器材股份有限公司), Taibang Biological Ltd., Health Forward Holdings Limited, Taibang Holdings (Hong Kong) Limited, Taibang Biologic Group Co., Ltd. (泰邦生物集团有限公司) and Guiyang Dalin Biologic Technologies Co., Ltd. (贵阳大林生物技术有限公司);

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control;

“Offshore Available Company Cash” means the cash in USD held outside of the PRC by the Company and its subsidiaries incorporated outside the PRC.

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“Off-the-Shelf Software Licenses” means licenses granted to the Company and its subsidiaries for standard, commercially available, off-the-shelf software for the Company’s and its subsidiaries’ internal use involving payments of less than $100,000 annually;

“Onshore Available Company Cash” means the cash held in the PRC by the Company and its subsidiaries incorporated in the PRC;

“Order” means any Law, order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict enacted, issued, promulgated, enforced or entered by or with any competent Governmental Entity;

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, owned by the Company or any subsidiary of the Company;

“Permitted Liens” means (A) statutory liens securing payments not yet due and payable as of the Closing Date, including liens of lessors pursuant to the terms of any lease and sublease, (B) covenants, conditions, restrictions, easements, rights of way or other similar matters of record affecting title to real property, and zoning, building and other similar restrictions, in each case which do not materially impair the use or occupancy of such real property in the operation of the business of the Company or any of its subsidiaries conducted thereon, (C) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP, (D) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (E) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts which are not yet past due or which are being contested by appropriate proceedings, (F) non-exclusive licenses under any Intellectual Property granted by the Company or its subsidiaries in the ordinary course of business consistent with past practice, (G) Liens that are disclosed in the SEC Reports filed or furnished prior to the date hereof, and (H) Liens securing indebtedness or liabilities that (x) are reflected in the SEC Reports filed or furnished prior to the date hereof, or (y) that have otherwise been disclosed to Parent in writing as of the date of this Agreement;

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

“Personal Data” means any data or other information that can be used, directly or indirectly, alone or in combination with other information, to identify an individual or is otherwise protected by or subject to any privacy or data security Laws;

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“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;

“PWM” means PW Medtech Group Limited (普华和顺集团公司), an exempted company with limited liability incorporated under the Laws of the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1358);

“Representatives” of a Person means such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives;

“RMB” means the lawful currency of the PRC;

“Rights Agreement” means certain amended and restated preferred shares rights agreement, dated July 31, 2017, by and between the Company and Securities Transfer Corporation (as rights agent), as amended by amendment no. 1 thereto as of February 20, 2019 and further amended from time to time;

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region of Ukraine);

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country;

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) or the United Nations Security Council;

“Software” means (i) software of any type, including computer programs, applications, architectures, libraries, firmware, and middleware, software development kits, libraries, tools, interfaces, and software implementations of algorithms, models and methodologies, in each case, whether in source code or object code, (ii) data and databases, and (iii) documentation relating to any of the foregoing; together with intellectual property, industrial property and similar proprietary rights in and to any of the foregoing;

“subsidiary” or “subsidiaries” means, with respect to any Person (A) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof (including through any contractual arrangement) and (B) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests, through any contractual arrangement or otherwise, (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity (including through any contractual arrangement). For the avoidance of doubt, for purposes of this Agreement, each branch office of any subsidiary of the Company, whether registered or not as required by the applicable laws of the jurisdiction of its operation, shall be deemed as a subsidiary of the Company;

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“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreements, the Limited Guarantees, the Financing Commitments, the A&R Consortium Agreement and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder;

“United States” or “U.S.” means the United States of America; and

“USD” or “US$” means the lawful currency of the United States.

(b)            Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Acquisition Proposal	Section 6.3(g)(i)
Action	Section 3.10
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(a)(i)(C)
Alternative Financing	Section 6.11(a)
Anti-Corruption Laws	Section 3.6(b)
Applicable Date	Section 3.7(a)
Available Company Cash Financing	Section 6.11(b)
Bankruptcy and Equity Exception	Section 3.4
Board of Directors	Recitals
Book-Entry Shares	Section 2.3(b)(i)
Buyer Group Schedule 13E-3/A	Section 6.1(d)
Cancelled Shares	Section 2.1(b)
Cash Financing	Section 4.7(a)
Cayman Companies Law	Recitals
CBA	Section 3.8(a)(vii)
Certificates	Section 2.3(b)(i)
Change of Recommendation	Section 6.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Notice	Section 8.1(d)(ii)

Company	Preamble
Company Disclosure Letter	Article III
Company Employees	Section 3.11(a)
Company Registered Intellectual Property	Section 3.17(a)
Company Plan	Section 3.11(a)
Company Related Party	Section 8.2(e)
Company Requisite Vote	Section 3.4
Company Securities	Section 3.3(c)
Company Termination Fee	Section 8.2(b)(i)
Confidentiality Agreements	Section 6.6(b)
Contract	Section 3.8(a)
Continuing Employees	Section 6.9(a)
Debt Financing	Section 4.7(a)
Debt Financing Commitments	Section 4.7(a)
Dissenter Rights	Section 2.1(c)
Dissenting Shares	Section 2.1(c)
Dissenting Shareholders	Section 2.1(c)
Effective Time	Section 1.3
End Date	Section 8.1(c)
Employment Laws	Section 3.12(c)
Environmental Laws	Section 3.18(b)
Equity Commitment Letters	Section 4.7(a)
Equity Financing	Section 4.7(a)
Equity Financing Commitments	Section 4.7(a)
ERISA	Section 3.11(a)
Exchange Act	Section 3.5(b)
Exchange Fund	Section 2.3(a)
Financial Advisor	Section 3.19
Financing	Section 4.7(a)
Financing Commitments	Section 4.7(a)
Governmental Entity	Section 3.5(b)
Guarantor/Guarantors	Recitals
Hazardous Material	Section 3.18(c)
Indemnified Parties	Section 6.10(a)
Intervening Event	Section 6.3(g)(ii)
Intervening Event Notice Period	Section 6.3(d)
Lender Related Party	Section 8.2(f)
Licenses	Section 3.6(a)
Liens	Section 3.14(a)
Limited Guarantee/Limited Guarantees	Recitals
Material Contract	Section 3.8(b)
Material Leases	Section 3.14(c)
Material Leased Real Property	Section 3.14(c)
Memorandum of Association	Section 3.2
Merger	Recitals
Merger Schedule 13E-3	Section 3.5(b)
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.3(c)(ii)
Notice of Intervening Event	Section 6.3(d)
Ordinary Shares	Section 3.3(a)

Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 7.3(a)
Parent Plan	Section 6.9(b)
Parent Related Party	Section 8.2(f)
Parent Termination Fee	Section 8.2(b)(iii)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Preferred Shares	Section 3.3(a)
Proxy Statement	Section 3.16
Recommendation	Section 3.4
Registrar of Companies	Section 1.3
Rollover Securities	Recitals
Rollover Securityholder	Recitals
Rollover Shares	Section 2.1(b)
SEC	Section 3.7(a)
SEC Reports	Section 3.7(a)
Securities Act	Section 3.7(a)
Shareholders Meeting	Section 6.2(a)
Special Committee	Recitals
Superior Proposal	Section 6.3(g)(iii)
Superior Proposal Notice Period	Section 6.3(c)(ii)
Support Agreement	Recitals
Surviving Company	Section 1.1
Takeover Statute	Section 3.21
Taxes	Section 3.15(i)(i)
Tax Law	Section 3.15(i)(ii)
Tax Return	Section 3.15(i)(iii)
Transaction Litigation	Section 6.13

Section 9.6             Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.7             Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreements, the Equity Financing Commitments and Limited Guarantees constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent and/or Merger Sub shall have the right, without the prior written consent of the Company, to assign or grant any form of security interest over all or any portion of its rights, interests and obligations under this Agreement to any Debt Financing Sources or any provider of related hedging arrangements (so long as Parent and/or Merger Sub remains fully liable for all of its obligations hereunder) pursuant to the terms of the Debt Financing (or any Alternative Financing) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing (or any Alternative Financing).

Section 9.8             Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Ordinary Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Company Options, Company Restricted Share Awards or the Company RSU Awards to receive the payments or in exchange therefor the applicable equity-based awards of Parent contemplated by Section 2.2(b), as applicable, in accordance with the terms and conditions of this Agreement, and (d) each Company Related Party, Parent Related Party and Lender Related Party shall be a third-party beneficiary of Section 8.2, Section 9.2, this Section 9.8, Section 9.12(a), Section 9.13 and Section 9.14, as applicable.

Section 9.9             Governing Law.

(a)           This Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors) or the negotiation, execution or performance of this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)           Notwithstanding the foregoing, any provisions of this Agreement and matters arising out of or relating to this Agreement which are required to be governed by the Cayman Companies Law or other Laws of the Cayman Islands, including the following matters shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction, and in respect of such matters the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Merger; the second sentence of Section 1.4; Section 1.5; Section 1.6; the second sentence of Section 2.1(b); Section 2.1(d); Section 2.2 (with respect to Company RSU Awards granted under the Company’s 2019 Equity Incentive Plan); the cancellation of the Ordinary Shares; the striking-off the Register of Companies of Merger Sub following the Closing; Section 2.1(c) and the rights provided for in Section 238 of the Cayman Companies Laws with respect to any Dissenting Shares; the fiduciary or other duties of the Board of Directors and the directors of Merger Sub; and the internal corporate affairs of the Company and Merger Sub.

Section 9.10           Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11           Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12           Specific Performance.

(a)            The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by Parent or Merger Sub.

(b)           Notwithstanding the foregoing or anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article I if, but only if, (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the financing provided for by the Debt Financing Commitment (or the Alternative Financing, if applicable) has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing, (iii) the financing provided for by the Available Company Cash Financing has been funded or will be funded at the Closing pursuant to Section 6.11(b) and (iv) the Company has irrevocably confirmed in writing that the Company is ready, willing and able to consummate the Closing, and if specific performance is granted and the Equity Financing and the Debt Financing (or the Alternative Financing, if applicable) are funded, then the Closing would occur.

(c)            Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)            Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Parent Termination Fee pursuant to Section 8.2(b), under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of this Section 9.12 (whether under this Agreement or the Equity Financing Commitments) or other equitable relief that results in a Closing, and (2) payment of the Parent Termination Fee.

(e)            Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while Parent or Merger Sub may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Company Termination Fee pursuant to Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both (1) a grant of specific performance or other equitable relief that results in a Closing, and (2) payment of the Company Termination Fee.

Section 9.13           Jurisdiction.

(a)            Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the state and federal courts sitting in the Borough of Manhattan of the City of New York, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and other applicable Laws; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

(b)           Notwithstanding anything in this Agreement to the contrary, (i) each Party and its Affiliates hereby irrevocably and unconditionally agrees that it will not bring or support any claim, action, suit, legal proceeding, investigation, arbitration, litigation, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court and any appellant court thereof and each Party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and that the provisions of Section 9.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding and (ii) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties in any way relating to this Agreement, the Debt Financing Commitments or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The Parties further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 9.13(a) mutatis mutandis but with respect to the courts specified in this Section 9.13(b).

Section 9.14           WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 9.15           Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
China Biologic Products Holdings, Inc.

By:	/s/ Sean Shao
Name: Sean Shao
Title: Director

PARENT:
CBPO Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

MERGER SUB:
CBPO Group Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

[Signature Page to Merger Agreement]

EXHIBIT A

PLAN OF MERGER

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

–and–

CBPO GROUP LIMITED

Plan of Merger

Dated [date]

TABLE OF CONTENTS

		Page

1	Definitions and Interpretation	1

2	Plan of Merger	1

3	Approvals	3

4	Termination and Amendment	4

5	Counterparts	4

6	Governing Law	4

APPENDICES

Schedule 1.	Merger Agreement	Schedule 1 - 1

Schedule 2.	Memorandum and Articles of Association of the Surviving Company	Schedule 2 - 1

i

This Plan of Merger is made on [date]

Between

1	CHINA BIOLOGIC PRODUCTS HOLDINGS, INC., an exempted company with limited liability incorporated under the Laws of the Cayman Islands having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Surviving Company); and

2	CBPO GROUP LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Merging Company),

(together the Constituent Companies).

Whereas

A	The board of directors of the Surviving Company and the [sole director] of the Merging Company have approved the merger of the Constituent Companies, with the Surviving Company continuing as the surviving company (the Merger), upon the terms and subject to the conditions of the agreement and plan of merger dated 19 November 2020 among CBPO Holdings Limited, the Surviving Company and the Merging Company (the Merger Agreement) and this Plan of Merger and pursuant to, and in accordance with, the provisions of Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the Companies Law).

B	The shareholders of the Surviving Company and the sole shareholder of the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

C	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

It is agreed as follows:

1             Definitions and Interpretation

1.1           Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed hereto as Schedule 1.

2             Plan of Merger

2.1	Constituent Companies

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall continue to be named [CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.].

1

2.2	Authorised and Issued Share Capital

(a)	Immediately prior to the Effective Time:

(i)	The authorised share capital of the Surviving Company was US$[11,000] divided into [110,000,000] shares of a par value US$[0.0001] per share each, of which [100,000,000] were ordinary shares (the Ordinary Shares) and [10,000,000] were series A participating preferred shares (the Preferred Shares);

(ii)	[●] Ordinary Shares were issued and outstanding, and [●] Ordinary Shares were held by the Company in its treasury; and

(iii)	[No] Preferred Shares were issued and outstanding;

(b)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company was US$[50,000] divided into [50,000] shares of a par value of US$[1.00] each, all of which were issued and fully paid.

(c)	At the Effective Time, the authorized share capital of the Surviving Company shall be US$[11,000] divided into [110,000,000] ordinary shares of a par value US$[0.0001] per share.

2.3	Effective Time

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the Effective Time).

2.4	Terms and Conditions

The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

2.5	Registered Office and Certificate of Incorporation

From the Effective Time:

(a)	The registered office of the Surviving Company shall continue to be at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands; and

(b)	The certificate of incorporation of the Surviving Company shall continue to be the certificate of incorporation of the Surviving Company.

2.6	Share Rights

(a)	At the Effective Time, the memorandum of association and the articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed hereto as Schedule 2 (the M&A).

2

(b)	From the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the M&A.

2.7	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as each of the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.8	Directors’ Interests in the Merger

(a)	The names and addresses of the Directors of the Surviving Company after the Merger becomes effective are as follows:

(i)	[name] of [address]; and

(ii)	[name] of [address].

(b)	No amounts or benefits are or will be paid or become payable to any director of either of the Constituent Companies consequent upon the Merger.

2.9	Secured Creditors

(a)	The Merging Company has granted a fixed and floating security interest over the [Dividends Collection Account] (as defined in the Security Agreement) and the [Debt Service Reserve Account] (as defined in the Security Agreement) of the Merging Company to [Name of Security Agent], as security agent on behalf of certain lenders, pursuant to an account charge dated [date] (the Security Agreement). The address of such secured creditor is [address]. The Merging Company has obtained the consent to the Merger of the secured creditor of such security interests pursuant to section 233(8) of the Companies Law. The Merging Company has no other secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.

(b)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3             Approvals

3.1	This Plan of Merger has been approved by the Boards of Directors of both of the Constituent Companies pursuant to section 233(3) of the Companies Law.

3.2	This Plan of Merger has been authorised by the shareholders of both of the Constituent Companies pursuant to section 233(6) of the Companies Law.

3.3	Each of the Constituent Companies agrees and undertakes with the other that it will, and will procure that one of its Directors will, give, execute and file with the Registrar of Companies of the Cayman Islands such certificates, documents, declarations, undertakings and confirmations, and pay such fees, as may be required to be filed pursuant to section 233 of the Companies Law in order to consummate the Merger.

3

4              Termination and Amendment

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated or amended in accordance with the terms of the Merger Agreement.

4.2	This Plan of Merger may be amended by the Board of Directors of both of the Constituent Companies to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and/or

(b)	effect any other changes to this Plan of Merger which the directors of both of the Constituent Companies deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of either of the Constituent Companies, as determined by the directors of the respective Constituent Companies.

5             Counterparts

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

6             Governing Law

6.1	This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

6.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger only, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

[Signature page follows]

4

In witness whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

Name:	)

Executed for and on behalf of

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.	)

by its director	)	(Director)

Name:	)

Executed for and on behalf of

CBPO GROUP LIMITED	)

by its director	)	(Director)

[Signature Page to Plan of Merger]

Schedule 1.    Merger Agreement

Schedule 1 - 1

Schedule 2.     Memorandum and Articles of Association of the Surviving Company

Schedule 2 - 1